ANNUAL INFORMATION FORM

PACIFIC RIM MINING CORP.
Suite 410 – 625 Howe Street
Vancouver, British Columbia V6C 2T6
Telephone: (604) 689-1976
Facsimile: (604) 689-1978
E-Mail: info@pacrim-mining.com
Website: www.pacrim-mining.com

For the year ended April 30, 2007

Dated July 20, 2007

PRELIMINARY NOTES

In this Annual Information Form, Pacific Rim Mining Corp. is referred to either as the “Company” or “Pacific Rim”. All information contained herein is as at April 30, 2007, unless otherwise specified.

Currency

All sums of money which are referred to in this Annual Information Form are expressed in lawful money of the United States, unless otherwise specified.

Cautionary Statement Regarding Forward-Looking Statements

This Annual Information Form contains forward-looking statements concerning the Company’s plans for its properties, operations and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning estimates of mineral resources and reserves may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

  risks related to gold price and other commodity price fluctuations;

  risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;

  risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;

  results of initial feasibility, prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations;

  mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production;

  the potential for delays in exploration or development activities or the completion of feasibility studies;

  the uncertainty of profitability based upon the Company’s history of losses;

  risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;

  risks related to environmental regulation and liability;

  risks related to hedging activities;

  political and regulatory risks associated with mining and exploration; and

  other risks and uncertainties related to the Corporation’s prospects, properties and business strategy.

Some of the important risks and uncertainties that could affect forward looking statements are described in this Annual Information Form under “Description of the Business – Risk Factors”. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Forward looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

GLOSSARY OF TECHNICAL TERMS

In this Annual Information Form, the following technical terms have the following meanings:

“AMEX”	The American Stock Exchange.

“CIM”	Canadian Institute of Mining, Metallurgy and Petroleum.

“Dore”	A compound containing gold and silver metal and various impurities.

“gpt”	Grams per tonne. One gram per tonne equals 0.02917 troy ounces per short ton.

“NI 43-101”

National Instrument 43-101 - Standards of Disclosure for Mineral Projects. An instrument developed by the Canadian Securities Administrators (an umbrella group of Canada’s provincial and territorial securities regulators) that governs public disclosure by mining and mineral exploration issuers. The instrument establishes certain standards for all public disclosure of scientific and technical information concerning mineral projects.

“Ore”	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

“Qualified Person”

Conforms to that definition under NI 43-101 for an individual (a) to be an engineer or geoscientist with at least five years experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; (b) with experience relevant to the subject matter of the mineral project and the technical report; and (c) is a member in good standing of a professional association that, among other things, is self-regulatory, has been given authority by statute, admits members based on their qualifications and experience, requires compliance with professional standards of competence and ethics and has disciplinary powers to suspend or expel a member.

“SG”	Specific gravity, a measurement of density.

“tpd”	Tonnes per day. One tonne equals 1.10231 tons.

“TSX”	The Toronto Stock Exchange.

Conversion Factors

To Convert From	To	Multiply By
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres (“km”)	1.609
Kilometres	Miles	0.6214
Acres	Hectares (“ha”)	0.405

To Convert From	To	Multiply By
Hectares	Acres	2.471
Grams	Ounces (Troy)	0.03215
Grams/Tonnes	Ounces (Troy)/Short Ton	0.02917
Tonnes (metric)	Pounds	2,205
Tonnes (metric)	Short Tons	1.1023

Mineral Elements

Ag - Silver     Au - Gold

NI 43-101 Definitions

“Mineral resource”

Refers to a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this Annual Information Form are Canadian mining terms as defined in accordance with NI 43-101 under the guidelines set out in the CIM Standards.

“Measured mineral resource”

Refers to that part of a mineral resource for which quantity grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“Indicated mineral resource”

Refers to that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“Inferred mineral resource”

Refers to that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

NI 43-101 Definitions

“Mineral reserve”

Refers to the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. The study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that might occur when the material is mined.

Mineral reserves are categorized as follows on the basis of the degree of confidence in the estimate of the quantity and grade of the deposit.

“Proven mineral reserve”

Means, in accordance with CIM Standards, for the part of a deposit which is being mined, or which is being developed and for which there is a detailed mining plan, the estimated quantity and grade or quality of that part of a measured mineral resource for which the size, configuration and grade or quality and distribution of values are so well established, and for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, so that there is the highest degree of confidence in the estimate. This definition for differs from the standards in the United States, where proven or measured reserves are defined as reserves which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; (b) grade and/or quality are computed from the results of detailed sampling and (c) the sites for inspection, sampling and measurement are spaced so closely and the geographic character is so well defined that size, shape, depth and mineral content of reserves are well established.

“Probable mineral reserve”

Means, in accordance with CIM Standards, the estimated quantity and grade or quality of that part of an indicated mineral resource for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, at a confidence level which would serve as a basis for decisions on major expenditures. This definition for differs from the standards in the United States, where probable mineral reserves are defined as reserves for which quantity and grade and/or quality are computed from information similar to that of proven reserves (under United States standards), but the sites for inspection, sampling, and measurement are further apart or are otherwise less adequately spaced, and the degree of assurance, although lower than that for proven mineral reserves, is high enough to assume continuity between points of observation. The degree of assurance, although lower than that for proven mineral reserves, is high enough to assume continuity between points of observation.

Cautionary Notes

The terms “measured resource”, “indicated resource” and “inferred resource” used in this document are Canadian mining terms as defined in NI 43-101 and CIM Standards on Mineral Resources and Mineral Reserves. Mineral resources that are not mineral reserves have not been demonstrated to be economically and legally extractable. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. It should not be assumed that all or any part of a resource will ever be converted to a reserve. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred resources will be converted to measured and indicated resource categories through further drilling, or into mineral reserves once economic considerations are applied.

The term “bankable” in reference to a feasibility study is defined as a comprehensive analysis of a project’s economics and is used by the banking industry for financing purposes.

Cautionary Note to U.S. Investors concerning estimates of resources and reserves: We advise U.S. Investors that while the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required to be reported by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. As such, information contained in this Annual Information Form concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities and Exchange Commission. “Inferred mineral resources” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a “mineral resource” will ever be upgraded to a higher category. U.S. investors are cautioned not to assume that any part or all of an “inferred mineral resource” exists, or is economically or legally mineable. U.S. investors are also cautioned not to assume that any part or all of the mineral deposits in the “measured mineral resource” or “indicated mineral resource” categories will ever be converted into reserves.

“Mineral reserves” have been calculated in accordance with NI 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 (as interpreted by the staff of the U.S. Securities and Exchange Commission) applies different standards for the disclosure of reserves. U.S. investors are cautioned that the reserves presented in this Annual Information Form, while in compliance with Canadian standards and regulations, do not meet the following requirements of reserve disclosure under U.S. Securities and Exchange Commission guidelines: the Minita reserves are based on a pre-feasibility level study (as allowed under Canadian regulations) rather than a “final” or “bankable” level feasibility study as required by the U.S. Securities and Exchange Commission; and, the Minita reserves are calculated using gold and silver prices of $350 and $5.00, respectively (the industry standard current at the time of the Minita reserve calculation), rather than the historic three year average prices required by the U.S. Securities and Exchange Commission (which as at January 21, 2005 would have been a $360.94 gold price and $5.38 silver price).

CORPORATE STRUCTURE

Name, Address and Incorporation

The legal and commercial name of the Company is “Pacific Rim Mining Corp.”.

The Company was formed by the amalgamation (the “Amalgamation”) of Dayton Mining Corporation (“Dayton”) and Pacific Rim Mining Corp. (“PacRim”) (together, the “Predecessor Companies”) on April 11, 2002 under the Company Act (British Columbia).

Effective March 29, 2004, the British Columbia legislature enacted the Business Corporations Act (British Columbia) (the “New Act”) and repealed the former Company Act (British Columbia) which previously governed the Company. The New Act removed many of the restrictions contained in the former act, including restrictions on the residency of directors, the place of annual general meetings and limits on authorized share capital. The New Act also uses new forms and terminology. Under the New Act, every company incorporated, amalgamated or continued under the former act must complete a mandatory transition rollover under the New Act to substitute a Notice of Articles for its Memorandum within two years of March 29, 2004, after which existing articles may be altered to take advantage of new provisions contained in the New Act. Under the New Act, the directors of the Company were permitted to approve and complete this mandatory transition rollover and, accordingly, the Company filed a transition application with the British Columbia Registrar of Companies effective July 26 2004. At the annual general meeting held on September 22, 2004, the Company’s shareholders approved the removal of pre-existing company provisions that applied to the Company relating to restrictions in the former act and no longer required under the New Act. In addition, the shareholders approved new articles (the “New Articles”) to bring the Company’s charter documents into line with the New Act and, as permitted by the New Act, altered the authorized capital of the Company from 1,000,000,000 common shares without par value to an unlimited number of common shares without par value and the alteration of the Notice of Articles. The changes were effected and the British Columbia Registrar of Companies issued a new Notice of Articles on January 20, 2005.

The Company is domiciled in British Columbia, Canada and is a company organized under the New Act. The Company’s principal place of business is located at Suite 410, 625 Howe Street, Vancouver, British Columbia, V6C 2T6 and its registered and records office is located on the 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5. The Company through its subsidiaries has administration offices in Argentina, Nevada and El Salvador.

Intercorporate Relationships

The Company has the following material subsidiary companies:

Name	Jurisdiction of incorporation or organization	Percent of voting shares owned by the Company
Pacific Rim Exploration Inc.	Nevada, USA	100% directly owned
Dayton Mining (U.S.) Inc. (1)	Nevada, USA	100% directly owned
Pacific Rim Cayman	Cayman Islands	100% directly owned
Pacific Rim El Salvador S.A. de C.V. (2)	El Salvador	100% indirectly owned through Pac Rim Cayman
Dorado Exploraciones SA de CV (3)	El Salvador	100% indirectly owned through Pac Rim Cayman
Pacific Rim Caribe III (4)	Cayman Islands	100% indirectly owned through Pac Rim Cayman
Compañía Minera Pacific Rim Chile Limitada	Chile	99.99% indirectly owned through Pacific Rim Caribe III and 0.01% indirectly owned through Pacific Rim Mining Corp.
International Pacific Rim, S.A.	Argentina	100% indirectly owned through

Name	Jurisdiction of incorporation or organization	Percent of voting shares owned by the Company
Pacific Rim Caribe III

(1)	This subsidiary holds the Company’s 49% interest in the Denton-Rawhide joint venture.
(2)	This subsidiary holds the Company’s interest in the El Dorado exploration concession that is under application for conversion to an exploitation license.
(3)	This subsidiary holds the Company’s interests in the El Dorado exploration concessions, the Santa Rita project and the Zamora project, all in El Salvador.
(4)	This subsidiary indirectly holds the Company’s interests in the Argentinian and Chilean exploration projects.

Unless the context otherwise indicates, reference to the term the “Company” in this Annual Information Form includes Pacific Rim Mining Corp. and its subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History and Significant Acquisitions

The Company is a British Columbia based mineral resource corporation engaged, through its subsidiaries, in the acquisition, exploration and, if warranted, development of precious metals properties, primarily gold and silver.

The Company’s current principal activities are exploration activities mainly focused in El Salvador. The Company continues to search for exploration projects to acquire in the Americas that warrant drilling.

The Company’s principal exploration property currently is the El Dorado gold property (the “El Dorado Property”) located in El Salvador. Predecessor Dayton originally acquired two exploration licenses comprising the El Dorado Property through the acquisition of Mirage Resource Company, in April 2000. In September 2005, the Company was granted three new exploration licenses that expanded the El Dorado Property to 144 square kilometres, replacing the original property area of 75 square kilometres. In accordance with El Salvadoran law, on December 22, 2004 the Company presented a request for the conversion of a portion of the El Dorado exploration licenses to an exploitation concession (“Exploitation Concession”), which granting would provide the Company the necessary permit to commence mining activities. The conversion process is currently pending ministerial acceptance of the Company’s Environmental Impact Study (“EIS”) and issuance of the environmental permits. El Salvadoran administrative rules and procedures give the Company exclusive rights to the Exploitation Concession area while the environmental permitting process is underway.

Pacific Rim made great strides during fiscal 2007 in advancing its El Dorado gold project in El Salvador. During the year, the Company completed delineation drilling on the South Minita deposit, released the results of an updated resource estimate for the El Dorado project, which outlined a resource of approximately 1.2 million gold equivalent ounces in the measured and indicated resource categories, commenced a feasibility study for the El Dorado project, resumed exploration drilling within the central El Dorado deposit area, and discovered several new zones of gold mineralization, including the Balsamo deposit, which has been undergoing development and infill drilling to further expand the El Dorado resources.

Pacific Rim’s exploration activities elsewhere in El Salvador during the past fiscal year included surface mapping, sampling and target generation programs at the Zamora - Cerro Colorado project and commencement of a drill program at the Santa Rita project that was shortly thereafter temporarily suspended pending the resolution of a localized opposition campaign.

The 18-month long South Minita definition drilling campaign culminated in June 2006 with the release of an updated resource estimate for the El Dorado project on June 19, 2006 in which a resource of 1.1 million ounces of gold and 7.4 million ounces of silver (or 1.2 million gold equivalent ounces) were estimated in the measured and indicated resource categories combined. The El Dorado resource estimate was amended in July 2006 with the additional tabulation of a small resource at the Nance Dulce deposit in the southern El Dorado project area.

The impetus for commissioning the July 2006 updated resource estimate was primarily to quantify the gold and silver ounces at the South Minita deposit, which is located on the prolific Minita structure approximately 500 meters south of the Minita deposit. The Minita deposit was the subject of a prefeasibility study released in January 2005, which included an estimation of gold and silver reserves at the Minita deposit and the economic analysis of a proposed mining operation based on these reserves. Following the completion of the South Minita delineation drilling program during fiscal 2007 and the publication of the updated resource estimate for the El Dorado project, Pacific Rim resumed its exploration drilling program at El Dorado in the search for additional zones of gold mineralization in this extensive epithermal system.

The Company’s renewed focus on exploration drilling during fiscal 2007 led to the discovery of three new areas of gold mineralization known as Deep Minita, Los Jobos and Balsamo. The Deep Minita zone comprises gold mineralization in the main Minita vein structure at depth between the Minita and South Minita deposits. This zone was identified by a number of drill holes including P06-459 that intersected 2.7 meters averaging 17.41 g/t gold and hole P06-505 that intersected 10.4 g/t gold over 4.5 meters. The Los Jobos discovery is roughly 800 meters north of the Minita gold deposit and occurs in the N-NE striking Los Jobos vein, which splays off the main Minita structure. The Los Jobos mineralized zone has been traced over a strike length of roughly 250 meters and a depth of 150 meters. Intersections of the Los Jobos zone include drill hole P06-486, which averaged 47.4 g/t gold over 1.5 meters and P06-493 that intersected 34.6 g/t gold over 0.7 meters.

The Balsamo deposit is of particular interest as it contains a high proportion of intersections that contain high gold grades over relatively wide widths, and is located in close proximity to the planned El Dorado mine infrastructure as proposed in the Company’s January 2005 pre-feasibility study. Furthermore, the Balsamo vein may represent a new gold-enriched structure similar to the prolific Minita structure that hosts the bulk of the El Dorado resources and reserves, with the potential for multiple deposits as demonstrated on the Minita structure. Drill intersections into the Balsamo deposit include 25.66 g/t gold over 5.6 meters in hole P06-494, 11.63 g/t gold over 4.3 meters in hole P06-489 and 32.3 g/t gold over 3.9 meters in hole P06-522. The north-south striking Balsamo deposit is steeply inclined to the north and while the upper elevations of this gold zone have been loosely defined, it remains open along strike and to depth. The Company is currently focusing its El Dorado drill program exclusively on the Balsamo deposit.

In each of the 12 month periods ended April 30, 2005, April 30, 2006, and April 30, 2007, the Company spent approximately $6.0 million, $5.9 million, and $10.4 million respectively, on work programs to advance the El Dorado Property.

An epithermal quartz-calcite vein system at Santa Rita was discovered by Pacific Rim in fiscal 2006 through reconnaissance-style sampling of float, sub-crop and outcrop. The Trinidad vein, one of two known vein structures on the project, has been traced over a distance of approximately 2 kilometers. Surface rock channel samples collected by the Company from along the length of this vein contain anomalous gold, and two sections of the vein near its southern end contain bonanza grades of between 6.4 g/t gold and 118.3 g/t over vein widths of 1 to 2 meters. No material surface exploration work was conducted on the Santa Rita project in fiscal 2007.

In late fiscal 2006 the Company received a permit from the El Salvadoran Environmental and Natural Resources Ministry (“MARN”) to conduct a drill program on the Santa Rita gold project. During fiscal 2007 the Company finalized surface access agreements with local residents, upgraded and constructed access roads and in November 2006, commenced a Phase 1 drill program on the Trinidad vein.

Despite wide support for the Company’s Santa Rita exploration work and social programs from the vast majority of the local residents, upon commencement of the drill program the Santa Rita project became the target of intermittent anti-mining protests led by a small group of El Salvadoran Non-Governmental Organizations (“NGOs”), utilizing protestors imported from outside the Santa Rita area. These protests became increasingly volatile and in December 2006, in order to prevent any further escalation towards violence, the Company elected to temporarily suspend its exploration work at the Santa Rita project. The Santa Rita project is fully permitted for exploration work, surface rights have been negotiated and access has been established, allowing the Company to resume the Santa Rita Phase 1 drill program quickly once the threat of disruptive anti-mining protests has been allayed. In the meantime the Company will continue to pursue diplomatic channels and constructive dialogue to resolve the issue.

In September 2006, Pacific Rim signed an amendment to the Zamora option agreement to acquire a 100% interest in the Cerro Colorado exploration licenses while maintaining the Company’s interest in the Zamora claims in El Salvador.

Under the terms of the amended agreement the Company maintains an option to purchase the Zamora and Cerro Colorado exploration licenses by making advance royalty payments as follows: 100,000 shares plus 100,000 warrants upon regulatory approvals of the arrangement (issued March 10, 2006): 100,000, 140,000, 200,000 and 300,000 shares on the first through fourth anniversaries of the agreement, respectively and 400,000 shares on the fifth and subsequent anniversaries of the agreement until the earlier of termination of the option, commencement of production or expiry of the exploration concessions. Title to 100% of the Zamora and Cerro Colorado claims will be transferred to the Company at such time as a positive production decision is made by the Company. Upon achievement of commercial production, the vendor will receive a 3% net smelter royalty to a maximum purchase price of $10,000,000 (inclusive of the value of the advance royalty payments made in shares).

Equipment used for exploration drilling is rented or contracted as needed.

The Company, through its wholly owned subsidiary, Dayton Mining (U.S.) Inc., holds a 49% joint venture interest in the Denton-Rawhide Mine, Nevada, a residual heap leach gold-silver operation. Ore extraction at Denton-Rawhide ceased in May 2003 and residual leaching of stockpiled ore is expected to continue for several years. Predecessor Dayton acquired the 49% interest in the Denton-Rawhide property through the issue of shares in 2000.

Pacific Rim’s business model has been to utilize its cash on hand plus cash flow from gold production from its 49%interest in the Denton-Rawhide Mine in Nevada and any cash it receives from the sale of non-core assets to fund its exploration activities at the El Dorado and other projects, including mapping, sampling, surveying, drilling, resource definition and economic analysis, community relations initiatives and project generation. The Company’s available sources of cash and anticipated cash flow from production and the sale of non-core assets are not sufficient to fully fund underground development or mine construction at El Dorado. In each of the 12 month periods ended April 30, 2005, April 30, 2006 and April 30, 2007, revenues from bullion (gold and silver) sales totaled $11.9 million, $8.0 million and $8.3 million, respectively. The average price of gold received, per ounce, was $412 in the 12 month period ended April 30, 2005, $497 in the 12 month period ended April 30, 2006 and $644 in the 12 month period ended April 30, 2007.

During fiscal 2006 Pacific Rim signed a final Share Purchase Agreement to sell to an arms-length private corporation 100% of the shares in the Company’s subsidiaries that owned the Andacollo gold mine located in central Chile, for total consideration of $5.4 million. Upon execution of the final Share Purchase Agreement, Pacific Rim received a $2.1 million payment from the purchaser and during fiscal 2007 a scheduled installment of $1 million was received. The agreement provides for a final payment of $1.4 million to be made to the Company by September 2007 that is secured by a promissory note (see Note 1 to the financial statements) and relieves Pacific Rim of any further reclamation or environmental responsibilities at Andacollo. The Andacollo mine, which was shut down in December 2000 by Pacific Rim’s predecessor company, was a non-core asset that warranted monetization.

Other than the ongoing drill programs in El Salvador, there are no major capital expenditures or divestitures in progress. The Company anticipates spending $8 million or more during the next year on exploration in El Salvador, primarily to conduct drill programs at El Dorado and Santa Rita and to undertake resource estimates and updated economic studies. Additional expenditures may be incurred in the coming year, if warranted, on pre-development and development activities at the El Dorado project. Any significant expenditures above and beyond the Company’s planned exploration programs will require that the Company raise additional funds.

On March 1, 2006 the Company closed a short form prospectus equity financing in which total gross proceeds of CDN $20,076,600 were raised through the sale of 23,900,000 common shares of the Company at a price of CDN$0.84 per share. The financing was undertaken through a syndicate of underwriters led by BMO Nesbitt Burns Inc. and including Canaccord Capital Corporation, Haywood Securities Inc. and Salman Partners Inc. (collectively, the “Underwriters”). In consideration for their services, the Underwriters received a 6% cash commission and 1,195,000 broker warrants entitling the Underwriters to purchase up to 1,195,000 common shares of the Company at a price of CDN$0.84 per common share on or before March 1, 2007. All 1,195,000 broker warrants were exercised during fiscal 2007.

DESCRIPTION OF THE BUSINESS

General

The Company is a British Columbia based mineral resource corporation engaged, through its subsidiaries, in the acquisition, exploration and, if warranted, development of precious metals properties, primarily gold and silver. See “General Development of the Business – Three Year History and Significant Acquisitions” and “Mineral Projects”.

Risk Factors

An investment in the Common Shares of the Company involves a high degree of risk and must be considered highly speculative due to the nature of the Company’s business and the present stage of exploration and development of its mineral resource properties. In particular, the following risk factors apply:

History of Losses

The Company has a history of losses and may continue to incur losses for the foreseeable future. The Company incurred losses during each of the following periods:

  $9.4 million for the year ended April 30, 2007

  $0.6 million for the year ended April 30, 2006

  $4.7 million for the year ended April 30, 2005

As of April 30, 2007, the Company had an accumulated deficit of $62.1 million.

The Company’s sole source of operating revenue is derived from its interest in Denton-Rawhide, which provided revenues from bullion (gold and silver) sales of $11.9 million. $8.0 million and $8.3 million provided in each of the fiscal years ended April 30, 2005, April 30, 2006 and April 30, 2007 respectively. Production at Denton-Rawhide decreased during the past fiscal year and is expected to continue to decline as the operation progresses through the residual leach phase. Because of uncertainties as to the total amount of recoverable gold on the Denton-Rawhide heap leach pile, the ultimate vs. projected recovery rate and other factors beyond the Company’s control, the Company is unable to reliably estimate its share of gold production from Denton-Rawhide for fiscal 2007. There can be no assurance that the Company will realize revenue growth or achieve profitability at Rawhide.

Financing Risks

Although the Company’s fiscal 2008 exploration expenditures can be funded from current cash and cash equivalents, temporary investments and bullion balances combined with the expected cash generated from leaching activities at Denton-Rawhide and future payments due from the sale of the Andacollo mine asset, additional funding may be required in order to meet the Company’s anticipated exploration and general and administrative costs combined, or the Company’s exploration program expenditures may need to be reduced In each of the 12 month periods ended April 30, 2005, April 30, 2006, and April 2007 the Company spent approximately $6.0 million, $5.9 million, and $10.4 respectively, on work programs to advance the El Dorado Property in El Salvador. Furthermore, current working capital balances are not sufficient to fund significant development activities such as the construction of an underground access/haulage ramp at the El Dorado Property. There can be no assurance that the Company’s exploration programs will result in locating additional commercially exploitable mineral ores or that the Company’s properties will be successfully developed. Further, there can be no assurance that the underlying assumed levels of expenses will prove to be accurate.

There is no assurance that operating cash flow from Denton-Rawhide will continue to be sufficient (see “Metal Price Volatility”) or that additional funding will be available to the Company to conduct its fiscal 2008 planned exploration program, to conduct further exploration and development of its projects or to fulfill its obligations under any applicable agreements. Although the Company has been successful in the past in obtaining financing through the sale of its securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with a possible loss of some properties.

The Company has working capital of $9.3 million as of fiscal year end April 30, 2007. There is no assurance that operating cash flow from Denton-Rawhide will continue to be sufficient (see “Metal Price Volatility”)

or that additional funding will be available to it to further planned exploration and development of its projects or to fulfill its obligations under any applicable agreements. Although the Company has been successful in the past in obtaining financing through the sale of its securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with a possible loss of some properties.

Exploration Risks

Resource exploration, development, and operations is a highly speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into producing mines. As described under “Mineral Projects”, except for the Denton-Rawhide mine, which has ceased production and is in a residual leaching phase, and the El Dorado Property, which contains proven and probable reserves, none of the Company’s properties have a known body of ore and any proposed exploration programs are an exploratory search for ore.

The Company’s principal exploration property is located in El Salvador which country imposes certain requirements and obligations on the owners of exploratory properties including application requirements, periodic reporting requirements, limited terms and certain fees and royalty payments. See “Mineral Projects – El Salvador Properties – El Salvador Mining Regime”. The Company may acquire interests in properties in other North, Central and South American countries that may place substantial restrictions on the Company’s exploratory and development activities. The Company believes it has and will continue to carefully evaluate the political and economic environment in considering properties for acquisition. There can be no assurance that additional significant restrictions will not be placed on the Company’s properties or its operations. Such restrictions may have a materially adverse effect on the Company’s business and results of operation.

Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected geological formations and other conditions may be encountered in the mining process. The Company may become subject to liability for pollution, accidents or injury to employees, cave-ins or hazards against which it cannot insure against or which for economic reasons it may elect not to insure. The payment of such liabilities may have a material adverse effect on the Company’s financial position. In addition, there are a number of uncertainties inherent in any mining activity as to the location of economic ore reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits, the construction of mining and processing facilities, and the appropriate financing thereof. There can be no assurance that the Company’s exploration and acquisition programs will yield new reserves to expand current resources. The development of the Company’s properties will require the commitment of substantial financial resources to conduct the time-consuming exploration and development of properties. There can be no assurance that the Company will generate any additional revenues or achieve profitability.

Although mineral resource and reserve estimates included in this Annual Information Form have been carefully calculated, prepared, reviewed and/or verified by independent mining experts who are Qualified Persons, and have been reviewed by the Company, these amounts are estimates only and no assurance can be given that any particular level of recovery of gold and/or silver from mineral resources or reserves will in fact be realized or that an identified mineral resource will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of mineral resources and reserves, production and capital costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. There can be no assurance that the percentage of gold recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale ore recovery.

Uncertainty of Mineralization Estimates

Although the Company has assessed the mineral reserve and mineral resource estimates presented herein and believes that the methods used to estimate such mineral reserves and mineral resources are appropriate, such figures are estimates. As well, estimates of mineral reserves and mineral resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. Furthermore, no assurances can be given that the indicated level of recovery of gold or other minerals will be realized. Market price fluctuations of gold or other minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations to be unprofitable in any particular period.

Title to Properties

The Company’s exploration properties may be subject to prior unregistered agreements or transfers or local land claims and title may be affected by undetected defects. As part of its investigations, the Company has investigated and believes it has good title to its properties. However, the Company cannot guarantee that adverse claims to title will not arise in the future, nor can it express an opinion on how difficult the resolution of such claims would be under the laws of foreign jurisdictions. The Company is in the process of converting a portion of its El Dorado Property exploration licenses to an Exploitation Concession and has made the necessary applications and carried out the studies requested by the authorities, including an environmental impact study. The approval of the El Dorado EIS by the environmental ministry is a requirement for approval of the Exploitation Concession by the economic ministry. The Company cannot say with certainty when or if the authorities in El Salvador will approve the El Dorado EIS or grant the Company an Exploitation Concession. El Salvadoran administrative rules and procedures assure the Company exclusive rights to the proposed Exploitation Concession area while the conversion process is underway.

Metal Price Volatility

The Company’s ability to generate profits from its residual leach operations at Denton-Rawhide or any future mining operations is directly related to the international price of gold, which is not within the control of the Company. The gold price has a history of extreme volatility and there can be significant upward or downward movements in price in a short period of time. During the year ended April 30, 2007, the annual high and low prices for gold per ounce for the 10:30 a.m. fixings on the London Bullion Market were US$725.75 and US$567.25, respectively. On July 20, 2007, the 10:30 a.m. fixing on the London Bullion Market was US$676 and last spot market price of gold on the New York Commodities Exchange was US$683.70 per ounce.

Gold prices historically have fluctuated widely and are influenced by a number of factors beyond the control or influence of the Company. Some factors that affect the price of gold include:

  industrial and jewelry demand;

  central bank lending or purchases or sales of gold bullion;

  forward or short sales of gold by producers and speculators;

  future level of gold production; and

  rapid short-term changes in supply and demand due to speculative or hedging activities by producers, individuals or funds.

Gold prices are also affected by macroeconomic factors including:

  confidence in the global monetary system;

  expectations of the future rate of inflation;

  the availability and attractiveness of alternative investment vehicles;

  the general level of interest rates;

  the strength of, and confidence in the U.S. dollar, the currency in which the price of gold is generally quoted, and other major currencies;

  global and regional political or economic events; and

  costs of production of other gold producing companies whose costs are denominated in currencies other than the U.S. dollar.

All of the above factors can, through their interaction, affect the price of gold by increasing or decreasing the demand for or supply of gold.

While gold production, sales and prices are by far the most significant factor affecting the financial performance of the Company, approximately 15% of the Company’s sales revenues were derived from silver during the 2007 fiscal year. Silver prices are determined in the international marketplace through the interaction of supply and demand for this metal. The Company has no influence over the price it receives from the sale of silver.

Government Law, Environmental and Other Regulatory Requirements

The Company’s El Dorado and Santa Rita properties are located in El Salvador. In addition, the Company holds or seeks to acquire properties for exploration in other North, Central and South American countries. Mineral exploration and mining activities in foreign countries are subject to risks normally associated with the conduct of business in foreign countries and in addition its business activities may be affected in varying degrees by political stability and government regulations as these evolve in sovereign nations. These risks may include foreign labour disputes, invalidation of governmental orders, uncertain political and economic environments, war or civil disturbances, changes in laws, changes in foreign exchange rates, regulations and policies of governments, changes in foreign tax laws, delays in obtaining necessary permits, limitations on the repatriation of earnings and original investments and increased costs of and difficulty in obtaining financing.

The management of the Company uses its collective experience in international mineral exploration and development to assess the risks that exist in various countries. When determining whether or not to proceed with an investment in a particular country, management compares the potential benefits of a country’s geological potential with the long-term political and economic risks. However, as with all other types of international business operations, currency fluctuations, exchange controls, change to tax regimes and political action could impair the value of the Company’s assets in such foreign jurisdictions.

Mining operations have inherent risks and liabilities associated with possible pollution of the environment and with the disposal of waste products occurring as a result of mineral exploration or the production of metals from producing mines. Laws and regulations involving the protection and remediation of the environment and governmental policies and regulations for the implementation of such laws and regulations are constantly changing and are, in general, becoming more restrictive and more costly to abide by. There may be costs and delays associated with compliance with these laws or regulations that could prohibit the Company from the development or expansion of a mine. Mine closure and reclamation cost requirements could change from current estimates. The Company strives to ensure, and to the best of the Company’s knowledge, it is operating in compliance with all applicable environmental and closing regulations.

Forward Selling Activities

The Company’s primary business is the acquisition, exploration and development of gold and silver properties and its revenue to date has almost entirely been derived from proceeds from, or related to, the sale of gold and silver. See “Metal Price Volatility”. Gold and silver prices are subject to significant volatility and these changes, to the extent that the Company’s production is unhedged, can significantly affect the Company’s profitability and cash flow. Gold prices declined steadily between the latter part of 1996 and August 1999 to the lowest price in twenty-one years, and until the spring of 2002 essentially remained near or below $300 per ounce. Since 2002, the gold price has steadily increased, albeit with intermittent volatility and price corrections, and is now trading at 25 year highs. Monthly prices over the past financial year for gold have averaged from US$725.75 to US$567.25 per ounce. Silver prices also have been volatile.

The Company may utilize forward selling to protect the selling price of a portion of its gold production from the Denton-Rawhide mine. Silver production is sold in the spot market. The market risk to the Company’s cash flow from forward selling activities relates to the possible failure of the counter-parties to honor their commitment to purchase the gold when the price exceeds the appropriate spot price at maturity. Counter-parties to any forward sales contracts are large international credit worthy institutions. The market risk to the Company of any gold forward sale contracts would relate to the possibility that the Company may not produce sufficient gold at the appropriate time to meet the obligations as they arise.

Dependence on Management

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management team. See “Directors and Officers” for details of Company’s current management. Investors must be willing to rely to a significant extent on their discretion and judgment. The Company does not maintain key employee insurance on any of its employees.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of other resource companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will declare their potential conflict and abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time. See “Directors and Officers”.

Competition for Other Assets

Significant and increasing competition exists for the limited number of gold acquisition opportunities available worldwide. As a result of this competition, some of which is with large established mining companies having substantial capabilities and substantially greater financial and technical resources than the Company, the Company may be unable to acquire future potential gold mining properties on terms it considers acceptable. The Company also competes with other mining companies in the recruitment and retention of qualified employees.

Currency Fluctuations May Affect the Costs of Doing Business

The Company’s activities and offices are currently located in Canada, the United States, Argentina, El Salvador and Chile. Gold and silver are sold in international markets at prices denominated in U.S. dollars. However, some of the costs associated with the Company’s activities in Canada, Chile and El Salvador may be denominated in currencies not directly related to the price of the U.S. dollar. Any appreciation of these currencies vis a vis the U.S. dollar could increase the Company’s cost of doing business in these countries. In addition, the U.S. dollar is subject to fluctuation in value vis a vis the Canadian dollar. The Company does not utilize hedging programs to any degree to mitigate the effect of currency movements.

Insurance Coverage May Be Inadequate

The mining industry is subject to significant risks that could result in:

  damage to or destruction of property and facilities;

  personal injury or death;

  environmental damage and pollution;

  delays in production; or

  expropriation of assets and loss of title to mining claims.

While where applicable the Company has purchased property, business interruption (Denton-Rawhide only) and liability insurance that it believes is appropriate for the level of risk incurred, it does not carry insurance for political risk, nor environmental damage or pollution because such coverage cannot be purchased at reasonable costs. This lack of insurance coverage could result in material economic harm to the Company if a significant claim against the Company should occur.

Changes to the General Mining Law of 1872

The majority of the Denton-Rawhide mine’s processing activities are located on unpatented lode and millsite claims located on U.S. federal public lands. The right to use such claims are granted under the General Mining Law of 1872. Unpatented mining claims are unique property interests in the United States, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the General Mining Law and the interaction of the General Mining Law and other federal and state laws, such as those enacted for the protection of the environment. Unpatented mining claims are subject to possible challenges of third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and maintenance, is dependent on strict compliance with a complex body of federal and state statutory or decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatentable mining claims. In recent years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law. If adopted, such legislation could, among other things:

  impose a royalty on the production of metals or minerals from unpatented mining claims;

  reduce or prohibit the ability of a mining company to expand its operations; and

  require a material change in the method of exploiting the reserves located on unpatented mining claims.

All of the foregoing could adversely affect the economic and financial viability of operations at Denton-Rawhide.

Reclamation Risks at Denton-Rawhide

The Denton-Rawhide mine is an open pit heap leach operation that ceased active mining in October 2002. The final reclamation and closure plan for Denton-Rawhide has been submitted to the Bureau of Land Management and the Nevada Department of Environmental Protection and is currently awaiting approval. The Coordinating Committee of the Denton-Rawhide mine determined, for the purposes of the Reclamation Trust, total reclamation and severance costs for the Denton-Rawhide mine at $9.8 million, of which 49% are to the account of the Company and contributed to the Reclamation Trust. This determination of reclamation and severance costs is for the purposes of the Reclamation Trust only and although believed to be sufficient to handle all remaining closing costs may not be a true reflection of actual reclamation and closure costs of the Denton-Rawhide mine. See “Mineral Projects – Nevada Properties – Denton-Rawhide Mine, Nevada” for additional information.

Increased Costs and Compliance Risks as a Result of Being a Public Company

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. The Company anticipates that general and administrative costs associated with regulatory compliance will continue to increase with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the United States Securities and Exchange Commission, Canadian Securities Administrators, the AMEX and the TSX. The Company expects these rules and regulations to significantly increase its legal and financial compliance costs and to make some activities more time-consuming and costly. There can be no assurance that the Company will continue to effectively meet all of the requirements of these new regulations, including Sarbanes-Oxley Section 404 and Multilateral Instrument 52-109. Any failure to effectively implement new or improved internal controls, or to resolve difficulties encountered in their implementation, could harm the Company’s operating results, cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company’s internal controls over financial reporting or the Company’s independent auditors providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in the Company’s reported financial information, which could have a material adverse effect on the Company’s stock price. The Company also expects these new rules and regulations may make it more difficult and more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers. If the Company fails to maintain the adequacy of its internal controls, the Company’s ability to provide accurate financial statements and comply with the requirements of the Sarbanes-Oxley Act of 2002 and/or Multilateral Instrument 52-109 could be impaired, which could cause the Company’s stock price to decrease.

MINERAL PROJECTS

The Company is a British Columbia based mineral resource corporation engaged, through its subsidiaries, in the acquisition, exploration and, if warranted, development of precious metals properties, primarily gold and silver.

The Company’s principal activities are exploration activities currently chiefly focused in El Salvador. The Company continues to search for exploration projects to acquire in the Americas that warrant drilling.

The following is a description of the Company’s mineral properties and the nature of the Company’s interests in such properties.

El Salvador Properties

El Salvador Mining Regime

The following is based on the Company’s understanding of the El Salvador mining regime.

Under the laws of El Salvador, the government owns all mineral rights. All private and government-owned lands that have not been declared areas of protection for reasons of national sovereignty, areas of cultural or social interest, areas of ecological or environmental protection or areas of capitation of surface or underground waters for potable water supply; zones occupied by public service facilities; or areas that are within the urban limit of cities or towns are open to exploration and are available through application for an exploration license, which can subsequently be converted to an Exploitation Concession upon compliance with certain conditions. An exploration license is held by payment of an annual fee, compliance with the environmental laws of the country and fulfillment of the technical exploration program, which may be modified on an annual basis. El Salvadorian mining laws do not discriminate between nationals and foreigners.

The Salvadoran Mining Law, updated in 2001, provides a period of eight years upon granting of an exploration license before which the holder must convert the license into an exploitation concession. The application to convert an exploration license to a 30-year (or longer) exploitation concession must be accompanied by, among other things, a feasibility study, a development work program and an approved environmental impact study. The royalty levied on mineral production is 2% of net smelter returns.

The granting of an exploitation concession by the Ministry of Economy (Division of Hydrocarbons and Mines) confers to the applicant the right to produce and sell valuable commodities recovered from the natural resources within the area of the Concession. The granting of an exploitation concession (required to commence mining activities) requires an environmental permit, based on an EIS approved by MARN, in addition to the applicant satisfying a number of other conditions. The concession requires that the mine and associated facilities be built and operated in accordance with the conditions of the environmental permit and that development activities commence within 12 months of the date of the final concession agreement.

Pacific Rim’s El Dorado project is the first advanced-stage exploration project to have reached the Exploitation Concession application stage under El Salvador’s current mining law. Moving this project through the application process has identified shortcomings in the current law that would benefit from reform.

A new El Salvadoran mining law has been prepared in draft form. It was modeled after the well-regarded mining laws of Chile, Peru, Canada and the USA and takes into consideration suggestions from various El Salvadoran political parties and mineral exploration companies including Pacific Rim. The proposed new mining law is expected to be tabled in the El Salvadoran legislative assembly sometime late in July 2007 in the coming weeks. Pacific Rim believes this new law will provide the framework around which its application for an Exploitation Concession can be evaluated, and will allow its EIS to proceed expeditiously to final approval.

El Dorado Property, El Salvador

The Company’s most advanced property in El Salvador is the El Dorado Property, which consists of three exploration licenses (contiguous to and completely surrounding the pending Exploitation Concession area), which the Company, indirectly through its wholly owned subsidiaries, holds as to a 100% interest.

The information presented below summarizes information prepared under the supervision of Mr. Steven Ristorcelli, P.Geo., of Mine Development Associates. This information is included in a report entitled “Technical Report on the El Dorado Project Gold and Silver Resources” dated July 31, 2006 and co-authored by Mr. Ristorcelli and Mr. Peter Ronning, P.Eng. each of whom are independent Qualified Persons as defined in NI 43-101. Information presented under the headings “Drilling”, “Recent Exploration and Drilling”, “Environmental Impact Study and Mining Permit” and “Summary” have been updated by the Company to reflect developments that have occurred since July 31, 2006, being the date of the most recent El Dorado Technical Report.

Predecessor Dayton upon its acquisition of Mirage Resource Corp. in April 2000 acquired the El Dorado Property. Mirage initially acquired the El Dorado Property by option agreement dated June 23, 1993 from Zinc Metal Company (“ZMC”) of Toronto, and its wholly owned subsidiary, New York and El Salvador Mining Company. The option was exercised on August 25, 1994 in accordance with its terms by payment of $175,000 to ZMC and by the parties having incurred aggregate expenditures in excess of $800,000. Pursuant to the terms of the option agreement, the El Dorado Property is subject to annual advance minimum royalty payments, which is the greater of $50,000 per year or a 3% net smelter return royalty in favour of ZMC. The Company has the right to purchase the royalty from ZMC for $4,000,000 ($1,000,000 for the first one-half and $3,000,000 for the second one half) provided that at least one-half of the royalty is acquired within six months of the commencement of commercial production. In addition, the government of El Salvador is entitled to a 2% net smelter return royalty.

By agreement dated March 29, 2006, the Company superseded an option agreement dated November 14, 2003 to acquire a parcel of land suitable for mineral exploitation activities within the El Dorado exploration licence area. Under the terms of the new agreement, the Company has prepaid an annual rental fee in the amount of $29,000 with the option to purchase the parcel for a payment of $971,000 at any time up to April 1, 2007. During fiscal 2007 the Company commenced the process of exercising its option to purchase one of the larger parcels of land over which it holds a purchase option agreement, and advanced to the property owner $0.3 million of the $1.0 million total negotiated option payment. Subsequent to April 30, 2007 and upon transfer of title in the parcel of land to the Company, the final $0.7 million was paid.

Although the El Dorado Property contains geological mineral resources, none of the Company’s properties in El Salvador, including the El Dorado Property, contain known ore reserves (as defined under U.S. Securities and Exchange Commission Guide 7) and all work programs are exploratory searches for ore grade mineralization.

Property Description and Location

The El Dorado Property is comprised of three exploration licenses totaling 14,407 hectares with nominal expiry dates of September 28, 2013 (one license) and September 29, 2013 (two licenses), and the 1,275 hectare area of the pending Exploitation Concession, which underlying exploration license has a nominal expiry date of January 1, 2005. The Company continues to hold the 1,275 hectare pending Exploitation Concession area beyond its expiry date as it has declared its intention to convert the land holding to an Exploitation Concession, which will have a term of 30 years and may be extended if warranted. See “El Salvador Mining Regime”. The cost to hold the licenses is a rental of $300 per square kilometre, amounting to $47,046 per year. The Company is up to date with the regulatory obligations required to maintain the licenses in good standing and is awaiting final approval of the conversion of the licenses to concessions.

In addition to its mineral rights, the Company owns approximately 69 hectares of real estate in the central part of the El Dorado Property and an option to acquire an additional 100 hectares.

Part of the El Dorado license area was the scene of mining by another company between 1948 and 1953. The Company and its environmental consultants believe that there are no existing environmental liabilities on the project related to that earlier period of production nor to the exploration activities of the Company and its predecessor companies.

The exploration license area contains several prospects and deposits. Their stage of exploration and development ranges from recently discovered veins that have never been drilled to deposits that have resource estimates. The Company’s permanent installations on the property at the present time consist of a laboratory for crushing rock samples and core storage warehouses with facilities for describing and sampling drill core. None of the mid-20th century mine workings are accessible at present.

The El Dorado Property is in the Department of Cabañas, approximately 74 kilometres northeast of San Salvador, the capital city of the nation, and 10 kilometres southwest of the town of Sensuntepeque.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The El Dorado Property is accessible by a paved road that crosses the El Dorado Property. The travel time from the project site to San Salvador is approximately two and one-half hours, depending on traffic levels.

The area has a large rural population and Sensuntepeque is a moderate sized town of approximately 20,000 people. Unskilled labour and persons with general business and technical skills should be readily available.

El Salvador does not have an indigenous mining industry, so personnel with exploration and mining skills need to be trained or come from elsewhere.

The usual public utilities are available in Sensuntepeque. The communication infrastructure, including telephone and internet, is serviceable. The existing buildings on the project site are connected to the national electrical grid, but the power supply is not considered reliable enough to service a mine.

The terrain in the El Dorado Property area is one of moderate relief surrounded by higher hills to the north, east, and west. Elevations range between 200 m and 800 m above sea level. A tropical climate prevails, with a pronounced wet season from May to October and a dry season the remainder of the year. The project area contains shallow topsoils and volcanic subsoils that are cultivated for seasonal crops. Five perennial streams or rivers traverse the El Dorado License area. Water levels vary with the seasons with good flows being maintained during the wet season.

History

The colonial Spanish discovered gold in the district in the early 1500’s, and there was sporadic, largely unrecorded small-scale production until the late 1800’s. In the period from 1948 to 1953, the New York and El Salvador Mining Company operated an underground mine, producing approximately 270,000 tonnes of ore yielding about 72,500 troy ounces (2,250 kilograms) of gold.

Extensive exploration since 1993 has included surface geological mapping, rock sampling and prospecting, campaigns of hand and bulldozer trenching, core drilling, and minor reverse circulation drilling.

Geological Setting

El Salvador can be divided into four morphological-geological units: Coastal Plains, Coastal Ranges, Great Interior Valley, and the Northern Mountain Ranges. El Dorado is situated in the Great Interior Valley, underlain by Eocene felsic to mafic volcanic rocks; in other words, dark to light coloured volcanic rocks in the order of 38 to 55 million years old.

Mineralization on the El Dorado Property consists of gold and silver bearing quartz veins that are contained within the volcanic rocks. The gold and silver bearing veins of the El Dorado district, of which at least 36 exceed 1 m in width, occur over an area exceeding 50 square kilometres. Vein mineralization is dominated by quartz and calcite and ranges in width between 1 m and 15 m in surface exposures. The vein systems are up to 3 km in length, dip steeply, and generally form ridges.

The mineralization fits the model of the low sulphidation epithermal type of mineralization, also referred to as the adularia-sericite type. A number of deposits around the world that belong to this type are being profitably mined.

In terms of its structure and mineral deposits the Exploration License Area can be divided into 3 districts, Central, Northern, and Southern. The three districts are separated from each other by northwest trending regional scale faults whose primary displacement was lateral. Within each district, deposits are contained within quartz veins that formed along fractures that opened under tension. The mineralized veins are for the most part within about 30 degrees of vertical and trend generally north-south, but there is considerable variation both within and between districts.

Exploration

The long history of recent exploration on the El Dorado Property includes extensive mapping of mineralized structures, lithogeochemical sampling, trenching and drilling. There have been numerous ancillary studies including environmental base line work.

Geological mapping to varying levels of detail, done by the Company and its predecessors, covers approximately 2,000 hectares of the 14,400 hectare property. Digital maps have been generated at scales ranging from 1:1,000 to 1:10,000. In addition, the project archives contain numerous individual maps of trenches, veins and target areas at various scales.

The geological mapping is continuing, along with lithogeochemical sampling and prospecting.

The geological mapping is accompanied by frequent sampling of the rocks on the surface. The samples are variously described as channel samples, chip channel samples, selected chips, random chips and grab samples.

Mineralization

The El Dorado License area contains many deposits, prospects and occurrences in veins, hot spring deposits and hydrothermal breccias. They are found in three districts, north, central and south, that are distinguished from each other by the dominant vein orientations and the level of the hydrothermal system that is exposed on the present-day surface. The veins have complex, multi-stage histories of formation.

In a 1999 “Summary of Exploration Activities”, geologists working for Mirage Resource Corp. organized their descriptions of the deposits and zones into 33 targets, many of which comprise multiple veins. In terms of their exploration and development status, the veins range from newly discovered, untested prospects to three deposits sufficiently advanced that their contained resources can be estimated. The dimensions of mineralized veins are as varied as their exploration status, ranging from those known only in single outcrops to those that have been traced on the surface over lengths of between one and two kilometres. Systems of related veins are up to three kilometres long. In those veins that have been mined or extensively drilled, mineralization has been demonstrated to exist over vertical intervals of up to 300 metres. (In considering vein lengths and vertical dimensions it is important to note that at a detailed level mineralization in this type of system is highly variable).

Drilling

Several campaigns of drilling have been mounted on the El Dorado Property throughout the last decade. As of July 10, 2007, the Company’s drill hole database contained records of 573 drill holes comprising 193511.92 metres of drilling. Since becoming operator in mid-2002 up to the completion of hole P37-573 the Company has drilled 371 of these holes comprising 145394.75 metres.

At present core drilling is done using HQ equipment that produces 63.5 millimetre diameter core. If it is necessary to reduce to a smaller diameter to overcome drilling difficulties, NQ equipment is used, producing 47.625 millimetre diameter core. Core recovery is measured at the drill site and loaded core boxes are trucked to the Company’s core logging, sampling and storage facility on the property. Core is logged by Company geologists and split for sampling using a rock saw.

Drilling on the project ranges from resource delineation and step-out drilling in the vicinity of the old mine to pure exploration drilling on veins that have as yet received little or no exploration.

The foregoing disclosure under the heading “Drilling” has been prepared by or under the supervision of William Gehlen, Certified Professional Geologist, a Qualified Person for the purposes of NI 43-101. Mr. Gehlen is the Vice-President of Exploration of the Company.

Sampling and Analysis

The sampling method used by the Company field personnel varies with the purpose of the sample. Geologists doing initial reconnaissance or prospecting may collect selected grab samples from new discoveries. Such samples would be intended only to determine if minerals of interest are present, not to estimate grades for any volume of material.

For more systematic sampling, outcrops are cleaned off and in some cases shallow hand trenches are dug. Continuous chip samples are collected over intervals selected by a geologist. In many cases local labourers do the sampling, under a geologist’s supervision. The manner of sampling is recorded in field notes and is entered into the digital database of surface samples.

Intervals from drill core to be sampled are selected by the geologist logging the core. All vein material and visibly mineralized material is sampled, with enough immediately adjacent, apparently unmineralized material sampled to make sure that all intervals are adequately tested. Sampling is done after logging is complete. The core is sawn in half along its axis. The Company’s immediate predecessor as operator, Dayton, also used a rock saw for sampling core from 13 holes it drilled in 2000. Operators prior to Dayton used a percussion core splitter.

Core recovery, which affects the degree to which samples are representative, is very good in the current drilling. In mineralized intervals it averages better than 98%. In past drilling, prior to the Company becoming operator, resource estimators found local problems with core recovery, finding that it averaged as low as 76% in some mineralized veins.

The Company collected a large quantity of unmineralized material from a site in the region. This material is used as sample “blanks” that are inserted into the sample stream at a rate of one into every batch of 25 samples, as a quality control measure.

All of the Company’s samples are analyzed at the laboratory of Inspectorate America in Sparks, Nevada. About 25% of the samples are analyzed in duplicate by selecting a batch of material already pulverized by Inspectorate and sending it to another lab, American Assay. Once the results of the re-analysis are received, about 15% to 20% of the duplicated samples are selected for re-analysis starting with the coarse reject material.

All samples which return gold results exceeding 3 g Au/tonne in the initial analysis are analyzed again using a fire assay preparation with a gravimetric finish.

Security of Samples

All sampling is done by the Company’s employees, either geologists or labourers supervised by geologists. Once collected, samples are kept at the Company’s on-site facility until they are picked up by employees of Inspectorate America’s Guatemalan affiliate. They are transported by road to the Guatemalan laboratory, where they are prepared and trans-shipped to Nevada for analysis. Some of the samples may, from time to time, be opened and inspected by border officials at the border crossing from El Salvador to Guatemala.

Metallurgy

Metallurgical test work has shown the El Dorado mineralization responds well to milling and cyanide leaching. Recoveries of over 92% for gold and over 88% for silver are expected. Historic recoveries during past production ranged from 87% to 91.5% for gold and 77.7% for silver.

Recent Exploration and Drilling

From May 1, 2006 to date the Company released the results from 138 drill holes at the El Dorado project. This drilling comprises holes drilled as part of the South Minita deposit delineation drilling program as well as exploration holes drilled subsequent to the South Minita delineation program. A complete set of drill results is available at the Company’s website (www.pacrim-mining.com).

Following the completion of the South Minita delineation drilling program during fiscal 2007 and the publication of the updated resource estimate for the El Dorado project (see below), Pacific Rim resumed its exploration drilling program at El Dorado in the search for additional zones of gold mineralization in this extensive epithermal system.

The Company’s renewed focus on exploration drilling during fiscal 2007 led to the discovery of three new areas of gold mineralization known as Deep Minita, Los Jobos and Balsamo. The Deep Minita zone comprises gold mineralization in the main Minita vein structure at depth between the Minita and South Minita deposits. This zone was identified by a number of drill holes including P06-459 that intersected 2.7 meters averaging 17.41 g/t gold and hole P06-505 that intersected 10.4 g/t gold over 4.5 meters. The Los Jobos discovery is roughly 800 meters north of the Minita gold deposit and occurs in the N-NE striking Los Jobos vein, which splays off the main Minita structure. The Los Jobos mineralized zone has been traced over a strike length of roughly 250 meters and a depth of 150 meters. Intersections of the Los Jobos zone include drill hole P06-486, which averaged 47.4 g/t gold over 1.5 meters and P06-493 that intersected 34.6 g/t gold over 0.7 meters.

The Balsamo deposit is of particular interest as it contains a high proportion of intersections that contain high gold grades over relatively wide widths, and is located in close proximity to the planned El Dorado mine infrastructure as proposed in the Company’s January 2005 pre-feasibility study. Furthermore, the Balsamo vein may represent a new gold-enriched structure similar to the prolific Minita structure that hosts the bulk of the El Dorado resources and reserves, with the potential for multiple deposits as demonstrated on the Minita structure. Drill intersections into the Balsamo deposit include 25.66 g/t gold over 5.6 meters in hole P06-494, 11.63 g/t gold over 4.3 meters in hole P06-489 and 32.3 g/t gold over 3.9 meters in hole P06-522. The north-south striking Balsamo deposit is steeply inclined to the north and while the upper elevations of this gold zone have been loosely defined, it remains open along strike and to depth. The Company is currently focusing its El Dorado drill program exclusively on the Balsamo deposit.

In December 2007, the Company’s application for a permit to conduct drilling on its south El Dorado project claim block was approved by MARN. The Company is awaiting a direction from MARN to post a bond as the final step prior to formal granting of the drill permit. The south El Dorado project area hosts a number of high priority targets that the Company has identified over the past several years including: a 4 kilometer strike extension of the prolific Minita vein structure; a broad structural zone in the vicinity of the Nance Dulce deposit; the Hacienda structure (a roughly 4 kilometer structure geologically similar to, and approximately 2 kilometers west of, the Minita structure); and the Gallardo vein, on which there is located a colonial-era mine shaft. All of these targets contain gold at surface and with the exception of a short successful drill program on Nance Dulce during fiscal 2005, have never been tested at depth. The south El Dorado drill targets represent excellent additional blue sky potential for the El Dorado project, and a drill program will commence on these targets as soon as the drill permit is finalized.

The foregoing disclosure under “Recent Exploration and Drilling” has been prepared by or under the supervision of William Gehlen, Certified Professional Geologist, a Qualified Person for the purposes of NI 43-101. Mr. Gehlen is the Vice-President of Exploration of the Company and supervises the Company’s exploration work on the El Dorado project. Mr. Gehlen has verified that the sample results presented above have been accurately summarized from the official assay certificates provided to the Company. The Company’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by the TSX. Samples have been assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada, an ISO 9002 certified laboratory, independent of the Company.

July 2007 Updated Resource Estimate

The 18-month long South Minita definition drilling campaign culminated in June 2006 with the release of an updated resource estimate for the El Dorado project on June 19, 2006 in which a resource of 1.1 million ounces of gold and 7.4 million ounces of silver (or 1.2 million gold equivalent ounces) were estimated in the measured and indicated resource categories combined. The El Dorado resource estimate was amended in July 2006 with the additional tabulation of a small resource at the Nance Dulce deposit in the southern El Dorado project area.

The July 2006 El Dorado resource estimate below was calculated using a gold equivalent, rather than a gold-only cutoff grade in order to realistically represent the combined gold and silver value of these deposits, and utilized industry standard practices including: interpreting drill intercepts in cross section; coding samples; capping assays; compositing to vein thicknesses; and estimating grades and thicknesses of each of the veins into a three dimensional grade thickness model. Each of the three veins at the Minita deposit and ten veins at the South Minita deposit were estimated separately. Additional NI 43-101 disclosure regarding this resource estimate is provided in “Glossary of Technical Terms” and the subsection “Cautionary Notes”.

El Dorado Project Resources (as of July 25, 2006)
Deposit	Resource Category	Tonnes	Gold Grade (g Au/t)	Gold Ounces	Silver Grade (g Ag/t)	Silver Ounces	Gold Equivalent Grade (g AuEq/t)	Gold Equivalent Ounces
South Minita	Indicated	1,070,900	9.25	318,400	63.99	2,203,000	10.16	349,900
	Inferred	302,800	7.20	70,100	48.23	470,000	7.89	76,800

Minita	Measured	614,100	12.23	241,500	80.59	1,591,200	13.39	264,300
	Indicated	1,175,100	9.65	364,400	58.16	2,197,300	10.47	395,700
	Total M&I	1,789,200	10.53	605,900	65.86	3,788,500	11.47	660,000
	Inferred	78,400	10.39	26,200	67.44	170,000	11.39	28,700

Nance Dulce	Inferred	128,900	19.56	81,100	121.98	506,000	21.30	88,300

Coyotera	Measured	166,000	7.86	42,100	57.79	309,000	8.69	46,500
	Indicated	501,000	7.15	115,200	58.68	945,000	7.99	128,700
	Total M&I	667,000	7.34	157,300	58.48	1,254,000	8.17	175,200

El Dorado Project Resources (as of July 25, 2006)
Deposit	Resource Category	Tonnes	Gold Grade (g Au/t)	Gold Ounces	Silver Grade (g Ag/t)	Silver Ounces	Gold Equivalent Grade (g AuEq/t)	Gold Equivalent Ounces
	Inferred	19,000	5.83	3,600	72.12	44,000	6.86	4,200

Nueva	Indicated	183,000	5.77	33,900	30.47	179,000	6.20	36,400
Esperanza
	Inferred	29,000	4.67	4,300	35.49	33,000	5.17	4,800

TOTAL MEASURED & INDICATED ALL DEPOSITS		3,710,100	9.35	1,115,500	62.24	7,424,500	10.24	1,221,500

TOTAL INFERRED ALL DEPOSITS		558,100	10.33	185,300	68.16	1,223,000	11.30	202,800

Notes:
1) Resources based on a gold equivalent cut-off grade of 4.0 g AuEq/t
2) Gold equivalents based upon a silver to gold ratio of 70:1

Mineral resource estimates presented above have been calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities, which differ from standards of the U.S. Securities and Exchange Commission (“SEC”). The resource estimates contained in this discussion would not be permitted in reports of U.S. companies filed with the SEC. Readers are referred to the Cautionary Note to U.S. Investors under “Glossary of Technical Terms”.

The impetus for commissioning the July 2006 updated resource estimate was primarily to quantify the gold and silver ounces at the South Minita deposit, which is located on the prolific Minita structure approximately 500 meters south of the Minita deposit. The Minita deposit was the subject of a prefeasibility study released in January 2005, which included an estimation of gold and silver reserves at the Minita deposit and the economic analysis of a proposed mining operation based on these reserves. The El Dorado prefeasibility study is available at www.sedar.com. In reviewing the results of this study, readers are cautioned that significant changes have occurred in a number of the input parameters used in defining the reserves and conducting the economic analysis since its publication in January 2005.

A full feasibility study based on the July 2006 El Dorado resource estimate was initiated in July 2006 to investigate the economics of mining the El Dorado project at a higher annual throughput rate than that considered in the prefeasibility study. The feasibility study is utilizing current industry standard input costs and commodity prices. As per disclosure in the Company’s second quarterly report of fiscal 2007, the El Dorado feasibility study was expected to be completed by mid-calendar 2007, however, in March 2007 the Company elected to defer its completion in order to include the resources being drilled at the Balsamo deposit, which the Company believes has the potential to significantly increase the high grade gold resource at El Dorado and enhance the project’s economic landscape. The Company is currently focusing its El Dorado drill program exclusively on the Balsamo deposit in order to generate the data necessary to quantify it in an updated resource calculation. The Company anticipates completion of an updated El Dorado resource estimate, including the Balsamo deposit, by December 2007 and resumption of the El Dorado feasibility study incorporating this updated resource estimate shortly thereafter.

Environmental Impact Study and Mining Permit

In September 2004, the Company submitted an EIS to MARN for a 750 tonne per day operation. In September 2005, the finalized EIS (incorporating comments from MARN) was resubmitted to MARN, which then granted technical approval of the EIS, and instructed the Company to submit the EIS for public comment, which was carried out in October 2005. In March 2006, the Company received from MARN a list of issues raised during the public comment period and was asked to amend the EIS to address these and a number of other issues. During fiscal 2007 the amended EIS was resubmitted to MARN, which requested clarification on a number of items. The Company’s responses to these requests have been provided and no further developments occurred during the remainder of fiscal 2007. The Company is currently awaiting further instructions from MARN or final acceptance of the EIS and granting of an environmental permit.

Pacific Rim’s current Exploitation Concession application is based on designs for a 750 tpd operation at the Minita deposit as detailed in its EIS. Future amendments to the Exploitation Concession application documents and the presentation of an EIS for expanded operations will be required if and when the Company determines that a larger operation is economically viable.

Pacific Rim’s Exploitation Concession application for the El Dorado project remains in process however it is unlikely that a mining permit will be granted prior to the expected reformation of the El Salvadoran mining law (see above). In addition, a timeframe for final approval of the El Dorado EIS has not been determined. As such, the Company is uncertain when its Exploitation Concession will be granted and hence, when development of the proposed El Dorado mine will commence. Pacific Rim is working diligently with the administration, opposition parties, business groups and civil society to secure its mining permit for El Dorado as soon as possible.

Summary

The El Dorado project remains the cornerstone of the Company’s strategy for growth. Virtually all of the $10.4 million spent on direct exploration costs during the fiscal year ended April 30, 2007 was expended on the El Dorado project, primarily on the South Minita delineation drill program with minor expenditures on pre-development activities and community relations initiatives.

Santa Rita Gold Project, El Salvador

There are no known ore reserves on the Santa Rita property and all work programs on the property are exploratory searches for ore grade mineralization.

The Santa Rita project is a 48.6 square kilometre (4,860 hectare) exploration license in central El Salvador granted to the Company on July 8, 2005. Santa Rita, located roughly 15 km from the Minita deposit on the Company’s flagship El Dorado gold project, is an epithermal quartz-calcite vein system that was discovered as a result of reconnaissance-style sampling of float, sub-crop and outcrop. The southeast corner of the Santa Rita exploration license is contiguous with the northwest corner of the Company’s flagship El Dorado project, though the two projects host separate epithermal systems.

An epithermal quartz-calcite vein system at Santa Rita was discovered by Pacific Rim in fiscal 2006 through reconnaissance-style sampling of float, sub-crop and outcrop. The Trinidad vein, one of two known vein structures on the project, has been traced over a distance of approximately 2 kilometers. Surface rock channel samples collected by the Company from along the length of this vein contain anomalous gold, and two sections of the vein near its southern end contain bonanza grades of between 6.4 g/t gold and 118.3 g/t over vein widths of 1 to 2 meters. No material surface exploration work was conducted on the Santa Rita project in fiscal 2007.

In late fiscal 2006 the Company received a permit from MARN to conduct a drill program on the Santa Rita gold project. During fiscal 2007 the Company finalized surface access agreements with local residents, upgraded and constructed access roads and in November 2006, commenced a Phase 1 drill program on the Trinidad vein.

Despite wide support for the Company’s Santa Rita exploration work and social programs from the vast majority of the local residents, upon commencement of the drill program the Santa Rita project became the target of intermittent anti-mining protests led by a small group of El Salvadoran NGOs, utilizing protestors imported from outside the Santa Rita area. These protests became increasingly volatile and in December 2006, in order to prevent any further escalation towards violence, the Company elected to temporarily suspend its exploration work at the Santa Rita project.

The Company has taken a diplomatic approach in resolving the Santa Rita conflict. The Company’s decision to temporarily suspend exploration work at Santa Rita was made at a December 2006 meeting mediated by Procuraduría de Derechos Humanos, a well-respected, autonomous El Salvadoran Human Rights Organization. The NGOs responded by agreeing to cease protesting at the Santa Rita project. The Company and the NGOs have agreed to a second mediated meeting, which has yet to be formally scheduled. While Pacific Rim has honored its good-faith commitment to not pursue exploration work at its Santa Rita project at this time, the NGOs have continued to stage occasional protests, including in one instance shutting down a much-needed eye exam clinic being co-sponsored by the Company. The Company believes the tactics being used by the NGOs and their preclusion of the Company’s social benefits programs are not only failing to garner local support for their anti-mining agenda, the protests appear to be cementing negative local public opinion regarding the NGOs, while support for the Company and its exploration and social plans remains strong.

The Santa Rita project is fully permitted for exploration work, surface rights have been negotiated and access has been established, allowing the Company to resume the Santa Rita Phase 1 drill program quickly once the threat of disruptive anti-mining protests has been allayed. In the meantime the Company will continue to pursue diplomatic channels and constructive dialogue to resolve the issue.

The foregoing disclosure under “Santa Rita Gold Project, El Salvador” has been prepared by or under the supervision of David Ernst. Mr. Ernst is a professional geologist licensed by the State of Washington, an employee of the Company and a Qualified Person as defined in National Instrument 43-101. Mr. Ernst has verified that the assay results presented above have been accurately summarized from the official assay certificates provided to the Company. The Company’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by the TSX. Samples have been analyzed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada, an ISO 9002 certified laboratory, independent of the Company.

Zamora-Cerro Colorado Gold Project, El Salvador

In February 2006, the Company signed an agreement to acquire a 100% interest in the Zamora gold project in El Salvador from a consortium of private companies. In September 2006, Pacific Rim signed an amendment to the Zamora option agreement with Cerro Colorado S.A. de C.V. (“Cerro Colorado”), a private El

Salvadoran company, to acquire a 100% interest in the Cerro Colorado exploration licenses while maintaining the Company’s interest in the Zamora claims in El Salvador. Under the terms of the amended agreement the Company maintains an option to purchase the Zamora and Cerro Colorado exploration licenses by making advance royalty payments as follows: 100,000 shares plus 100,000 warrants upon regulatory approvals of the arrangement (issued March 10, 2006): 100,000, 140,000, 200,000 and 300,000 shares on the first through fourth anniversaries of the agreement, respectively and 400,000 shares on the fifth and subsequent anniversaries of the agreement until the earlier of termination of the option, commencement of production or expiry of the exploration concessions. Title to 100% of the Zamora and Cerro Colorado claims will be transferred to the Company at such time as a positive production decision is made by the Company. Upon achievement of commercial production, the vendor will receive a 3% net smelter royalty to a maximum purchase price of $10,000,000 (inclusive of the value of the advance royalty payments made in shares).

The Zamora claims comprise a 40 square kilometer land package located 50 kilometers north of San Salvador, in El Salvador. The Cerro Colorado claims comprise an 85 square kilometer land package located roughly 10 kilometers to the west of the Zamora claims. The Company is in the process of staking additional ground between the Cerro Colorado and Zamora claims to cover what the Company believes is a significant gold-bearing epithermal system, situated on a prolific gold belt on which a number of million-plus ounce gold systems have been discovered including the Marlin and Cerro Blanco mines in Guatemala and the Company’s El Dorado deposit in El Salvador.

During fiscal 2007 the Company conducted regional geological mapping and prospecting work within its Zamora and Cerro Colorado exploration license areas. The epithermal vein system covered by these claims has been traced over a strike length of approximately 21 kilometers, with high grade gold identified locally on surface along its entire length. This system is comparable in dimension to Pacific Rim’s El Dorado project approximately 150 kilometers to the east. Reconnaissance scale rock grab and channel sampling undertaken by the Company during fiscal 2006 and fiscal 2007 within the Zamora and Cerro Colorado epithermal vein system has returned values of between 0.01 and 31.9 g/t gold over vein widths of 1 to 4 meters.

The foregoing disclosure has been prepared by or under the supervision of William Gehlen, Certified Professional Geologist, a Qualified Person for the purposes of NI 43-101. Mr. Gehlen is the Vice-President of Exploration of the Company. The Company’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by the TSX. Samples have been assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada, an ISO 9002 certified laboratory, independent of the Company.

Nevada Properties

Denton-Rawhide Mine, Nevada

The Company acquired its interest in the Denton-Rawhide Mine on April 6, 2000 pursuant to an acquisition agreement dated February 13, 2000 (the “Acquisition Agreement”) between Dayton, Kinross Gold Company (“Kinross”), Kinross Rawhide Mining Company (“Kinross Rawhide”) and Kinross Fallon Inc. (“Kinross Fallon”). The Company holds a 49% interest and Kennecott Minerals Company owns the remaining 51% interest and is the operator.

The Acquisition Agreement was negotiated on an arm’s length basis by Dayton and Kinross, and provided, among other things, that:

(a)

Kinross Rawhide and Kinross Fallon assigned all of their 49% interest in the Denton-Rawhide Mine, including all of their rights under the Rawhide Joint Venture Agreement (as described below), to the Company in exchange for 7,235,500 common shares at a deemed price of Cdn$2.26 per share for a total acquisition price of Cdn$16,352,230.

(b)

Kinross Rawhide agreed to keep in place a $1,297,356 reclamation letter of credit posted by it in connection with the Denton-Rawhide Mine until March 31, 2002. The Company agreed to pay to Kinross Rawhide a standby fee equal to the cost to Kinross Rawhide of the letter of credit plus a support fee equal to 1.75% per annum, payable on the first day of January, April, July and October in each year. In January 2001, the reclamation letter of credit was replaced on behalf of the joint venture by a surety provided by Kennecott Rawhide Mining Company (“Kennecott Rawhide”), an indirect wholly–owned subsidiary of Rio Tinto Plc.

(c)

Kinross Fallon and Kinross USA Inc. (“Kinross USA”) agreed to keep in place a $1,246,780 surface management surety bond posted by them in connection with the Denton-Rawhide Mine until March 31, 2001. The Company agreed to pay to Kinross Fallon a standby fee equal to the cost to Kinross Fallon of the surety bond (which is currently 0.40%) plus a support fee equal to 1.75% per annum, payable on the first day of January, April, July and October in each year. In January 2001, the surety bond described in (c) was replaced on behalf of the joint venture by a surety provided by Kennecott Rawhide.

(d)

Kinross Fallon and Kinross Rawhide assigned all of their interest in the revocable reclamation and severance trust agreement dated effective January 1, 1999 (the “Reclamation Trust Agreement”) among Kennecott Rawhide, Kinross, Kinross Rawhide, Kinross USA and Bank of America, as trustee, to the Company for an amount equal to $2,118,403 (being the amount held in the trust created thereby for the benefit of Kinross Rawhide and Kinross Fallon). Pursuant to promissory notes dated April 6, 2000, the Company agreed to pay to Kinross an amount equal to the amount held in the trust at that time, by no later than December 31, 2004, provided that the Company made minimum annual prepayments on December 31st in each year equal to 25% of the net internal cash flow received by the Company from its 49% interest in the Denton-Rawhide Mine. As part of the final reconciliation of working capital amounts, the amount outstanding on the promissory note was reduced to $1,848,863. An amount of $1,021,000 was repaid on December 31, 2003 and the balance of $0.828 million was paid on December 31, 2004, from general corporate cash flows.

The ownership, management and operation of the Denton-Rawhide Mine is governed by a construction and post-construction operating agreement dated as of June 23, 1989, as amended by a first amendment agreement dated as of December 15, 1992, (the “Rawhide Joint Venture Agreement”) between Kennecott Rawhide and Dayton (as assignee of interest from Kinross Rawhide and Kinross Fallon). The Rawhide Joint Venture Agreement provides, among other things, that:

(a)	Kennecott Rawhide holds a 51% interest in the Denton-Rawhide Mine;

(b)	the Company holds a 49% interest in the Denton-Rawhide Mine;

(c)	Kennecott Rawhide shall be the operator of the Denton-Rawhide Mine; and

(d)

the operation of the Denton-Rawhide Mine shall be overseen by a coordinating committee comprised of three members nominated by Kennecott Rawhide and two members nominated by the Company, and the parties to the Rawhide Joint Venture Agreement are required to establish a trust as security for the payment of reclamation and severance costs resulting from the eventual closure of the Denton-Rawhide Mine. (See “Reclamation – Denton-Rawhide” below).

Operations

A leach solution is circulated through the heaps to dissolve the gold and silver. These precious metals are then precipitated from the solution with either the addition of zinc oxide or by absorption onto carbon. Dore is produced on site and the dore bars are then refined into gold and silver bullion at an independent refinery.

Gold and Silver Production

Production Highlights

	Year ended	Year ended	Year ended
	April 30, 2007	April 30, 2006	April 30, 2005
Ounces gold produced*	11,768	15,117	22,056
Ounces silver produced*	108,246	135,085	212,705
Total cash production cost per ounce**	$378	$223	$331
Average realized gold price	$644	$497	$412
Average actual gold price	$634	$492	$416

*Pacific Rim’s 49% share of Denton-Rawhide production
**Total cash production cost less non-cash heap leach inventory drawdown cost (see Section 13 “Non-GAAP Measures”)

Pacific Rim’s share of production from the Denton-Rawhide operation during fiscal 2007 was 11,768 ounces of gold and 108,246 ounces of silver at a total cash production cost of $378 per ounce of gold produced (calculated as per industry standards and net of silver credits). During fiscal 2006 and fiscal 2005, Pacific Rim’s share of production was 15,117 ounces of gold and 135,085 ounces of silver at total cash production costs of $223 per ounce, and 22,056 ounces of gold and 212,705 ounces of silver at total cash production costs of $331 per ounce, respectively. Cash production costs for fiscal 2007 were $155 per ounce greater than in fiscal 2006 and $47 per ounce greater than in fiscal 2005. The increase in fiscal 2007 production costs relative to the previous two fiscal years is primarily due to the decrease in production since fiscal 2005 providing fewer ounces over which to spread the operating costs, as well as higher operating costs in fiscal 2007 compared to fiscal 2006.

The price of gold reached a 25-year high during the Company’s 2007 fiscal year, peaking at $725 per ounce on May 12, 2006. While the gold price at the start and end of the Company’s 2007 fiscal year was relatively consistent ($661 per ounce on May 2, 2006 and $677 per ounce on April 30, 2007), it did quickly retreat from its high of $725 per ounce to a low (for the Company’s 2007 fiscal period) of $567 on June 20, 2006 before recovering, with sporadic volatility to the mid-$600 per ounce range.

The Company uses certain non-GAAP performance measures including “total cash production costs” and “actual cash production costs” that do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. The Company believes that these measures are commonly used, in conjunction with conventional GAAP measures, by certain investors to enhance their understanding of the Company’s performance. The Company’s use of these non-GAAP measures is intended to provide additional information that should not be considered in isolation or as a substitute for performance measures prepared in accordance with GAAP.

The following table provides selected operating data for the Denton-Rawhide Mine (49%):

Unit Costs (in thousands of US dollars except gold ounces and cost per ounce)

	Total Cash Production Costs for Year Ended April 30, 2007	Total Cash Production Costs for Year Ended April 30, 2006	Total Cash Production Costs for Year Ended April 30, 2005
Operating costs	$5,442	$4,410	$9,019
Silver credits realized	$(1,254)	$(1,043)	$(1,706)
Inventory Change	$265	n/a	n/a
Cost base for calculation	$4,453	$3,367	$7,313
Gold ounces produced	11,768	15,117	22,056
Cost base per gold ounce produced	$378	$223	$331

Fiscal 2007 gold production from Denton-Rawhide was approximately 22% lower than in fiscal 2006 and 47% lower than in fiscal 2005. This decline in production represents the natural slowdown in recovery that occurs in the residual leach phase of a heap leach operation. A variety of techniques are being employed at the Denton-Rawhide mine to maximize gold production as the operation continues through the residual leach phase, including re-contouring and re-distributing the heap leach pile and emplacing perforated pipes into the heap leach pile to provide deeper access for the leaching fluids. These efforts may result in short term increases in gold production at Denton-Rawhide but are not expected to materially offset the slowdown in production which is typical of residual leach operations. Gold production from Denton-Rawhide is anticipated to continue at declining rates through the coming fiscal year. For the purposes of internal budgeting, the Company’s projections for Denton-Rawhide production look forward no more than 6 months at a time.

Forward Selling

In order to lock in a certain amount of revenue that Pacific Rim requires to fund its ongoing exploration activities, the Company has instituted a short-term forward sales program, where, from time to time, it will sell forward up to 50% of its estimated gold production from Denton-Rawhide in monthly contracts for future periods of up to six months. At May 1, 2006, Pacific Rim had 3,000 ounces of gold sold forward at an average price of $639 per ounce in contracts of 500 ounces per month with maturity dates extending to October 2006. These contracts were delivered as scheduled. A further 1,000 ounces of gold were sold forward and delivered during fiscal 2007 at an average price of $681.71 per ounce, and at April 30, 2007, the Company had forward sales contracts in place for 1,000 ounces of gold in two equal lots, priced at $686.75 and $689.51 per ounce and maturing on May 29, 2007 and June 29, 2007 respectively. At present, all forward sales contracts have been delivered into and no new contracts have been established. Pacific Rim’s forward selling program is purely a cash management strategy and does not represent a corporate commentary on the outlook for gold.

Reclamation – Denton-Rawhide

The final reclamation and closure plan for Denton-Rawhide has been submitted to the Bureau of Land Management and the Nevada Department of Environmental Protection for approval which is under review. Reclamation and closing activities have been proceeding for the past three years and the Company’s 49% share of the total funded reclamation and closure costs is estimated at approximately $4.8 million of which the Company has paid approximately $3.0 million. Between April 2000 and December 31, 2001, the Company

contributed $39,090 per month into a trust fund to meet its reclamation and closure obligations. No monthly contributions have been required from the Company since 2002 as it was agreed the fund was adequate and further reclamation costs would be provided from mine operating cash flow. The closure trust funds are held in a trust managed by a Trustee that is a large North American banking institution. The trust funds are invested in mutual funds composed of U.S. Government guaranteed fixed income securities with maturities of one to five years. The fair market value of the funds at April 30, 2007 was approximately $3.4 million. The closure trust funds are provided as security to the mine operator for the estimated closure liabilities.

Denton-Rawhide Property Purchase and Sale Agreement

On October 28, 2004, Pacific Rim and Kennecott, Denton-Rawhide joint venture partners (“Rawhide Joint Venture”), signed a Property Purchase and Sale Agreement (the “Agreement”) with Nevada Resource Recovery Group LLC (“NRRG”) of Reno, Nevada. NRRG intends to operate an approved landfill business utilizing the Denton-Rawhide open pits as a site for the disposal of non-hazardous municipal waste. In return, NRRG will pay tipping fees to the Rawhide Joint Venture over the life of the landfill operation, which Pacific Rim estimates will amount to US $103 million in cash to the Company’s credit over the next 40+ years. The Agreement includes a provision whereby NRRG can buy-out future tipping fees according to a net present value formula. Upon signing of the Agreement, scheduled to close in October 2006, NRRG placed a security deposit of $0.5 million in trust and must make another payment of $1 million upon closing.

In October 2006, the Denton-Rawhide joint venture signed an amendment to the Agreement with NRRG extending the closing date of the sale by one year to on or before October 31, 2007. All other details of the Agreement remain the same.

Closing of the Agreement is subject to three key provisions: the successful purchase by the Rawhide Joint Venture of a number of small parcels of federal land contained within the proposed landfill site; the securing of municipal waste contracts by NRRG; and, the approval by the State of Nevada granting NRRG permission to use the site for municipal waste. The amendment to the Agreement was made in order to provide additional time for the Rawhide Joint Venture to secure its purchase of the federal land fragments within the open pit. Significant headway was made in this effort during fiscal 2007, however, it is a complicated and lengthy process and at present has not been finalized. It is the Company’s understanding that the remaining two provisions to closing the Agreement have been obtained by NRRG in draft or provisional form. Redeveloping the Denton-Rawhide mine as a municipal solid waste landfill is expected to provide a number of jobs, local and state tax revenues and a local community host fee over the multi-decade term of the agreement.

The executed agreement provides the Rawhide Joint Venture the right to continue to produce gold through residual leaching of the heap leach pads at Denton-Rawhide, and restart mining activities, if warranted, on land adjacent to the land conveyed to NRRG. The Rawhide Joint Venture will retain certain obligations related to mining on the property conveyed to NRRG, whilst NRRG will accept all obligations and liabilities related to the future impact of the landfill.

Argentina Properties

San Francisco Property, Argentina

During fiscal 2007 Pacific Rim signed a joint venture agreement with APEX Silver Mines Ltd. (“APEX”) whereby APEX has the opportunity to earn a 60% interest in the Company’s San Francisco project located in Jujuy Province, Argentina. In order to earn this interest under the terms of the agreement, APEX must spend

US $2.5 million on exploration and development expenditures, and make Periodic Payments to Pacific Rim totaling US $250,000 as per the following schedule:

Period	Exploration & Development Expenditures (US dollars)	Periodic Payments (US dollars)
February 27, 2007 - 2008	$200,000	$20,000
February 27, 2008 - 2009	$300,000	$30,000
February 27, 2009 - 2010	$500,000	$50,000
February 27, 2010 - 2011	$700,000	$70,000
February 27, 2011 - 2012	$800,000	$80,000

The San Francisco project was staked by Pacific Rim in 1998. Surface sampling and limited drilling at San Francisco by the Company in 1999 demonstrated the presence of an epithermal system with enriched silver, zinc and gold.

Rosalito Copper Project, Argentina

There are no known ore reserves on the Rosalito property and all work programs on the property are exploratory searches for ore grade mineralization.

The Rosalito project in Santa Cruz province, Argentina is a 10,000-hectare exploration claim staked by the Company during the fiscal year ended April 30, 2005 to cover a potential supergene enrichment blanket related to a porphyry copper system. Rosalito comprises iron oxide-stained, bleached rhyolite tuffs and volcaniclastics that surround a leached sulfide breccia. This porphyry copper-style alteration system occurs along the edge of a range front with adjacent alluvial-covered areas. A 0.5 -metre wide sulfide vein that crosscuts the breccia returned 9.57% zinc, 2.1% copper and 47 g/t silver. Porphyry copper systems are known to occur in the same geological environments as the epithermal gold systems the Company is seeking, and it is not uncommon to find one in the search for the other. While no material exploration work was conducted at Rosalito during fiscal 2007, the Company continues to maintain its land position while it seeks a joint venture or option partner for the Rosalito project, as was its intent following its acquisition of the project.

The foregoing disclosure under “Rosalito Copper Project, Argentina” has been prepared by or under the supervision of William Gehlen, Certified Professional Geologist, a Qualified Person for the purposes of NI 43-101. Mr. Gehlen is the Vice-President Exploration of the Company.

Chile Properties

Carrera and Colina Gold Projects, Chile

No material exploration work was conducted on the Company’s Carrera or Colina projects during fiscal 2007. These projects were staked by Pacific Rim in fiscal 2006.

Following acquisition of the Carrera and Colina projects near the Chile – Argentina border, the Company conducted geological reconnaissance work and has concluded that the potential for discovery of a high grade, low-cost gold deposit on these projects is outweighed by the costs involved in maintaining the licenses. As a result, the Company intends to let the Carrera and Colina project licenses lapse during fiscal 2008.

Andacollo Mine, Chile

During fiscal 2006 Pacific Rim signed a final Share Purchase Agreement to sell to an arms-length private corporation 100% of the shares in the Company’s subsidiaries that owned the Andacollo gold mine located in central Chile, for total consideration of $5.4 million. Upon execution of the final Share Purchase Agreement, Pacific Rim received a $2.1 million payment from the purchaser and during fiscal 2007 a scheduled installment of $1 million was received. The agreement provides for a final payment of $1.4 million to be made to the Company by September 2007 that is secured by a promissory note (see Note 1 to the financial statements) and relieves Pacific Rim of any further reclamation or environmental responsibilities at Andacollo. The Andacollo mine, which was shut down in December 2000 by Pacific Rim’s predecessor company, was a non-core asset that warranted monetization. At the time of its sale, CMD was in the process of reclaiming the mine site and disposing of the mine assets.

DIVIDENDS

The Company has not paid any dividends on its common shares since its incorporation. Any decision to pay dividends on common shares in the future will be made by the board of directors on the basis of the earnings, financial requirements and other conditions existing at such time.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of the Company consists of an unlimited number of common shares without par value. As at July 20, 2007, 109,781,960, common shares of the Company were issued and outstanding as fully paid and non-assessable shares.

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers and participation in assets and in all other respects, on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities. The issued common shares are not subject to call or assessment rights or any pre-emptive or conversion rights. There are no provisions for redemption, purchase for cancellation, surrender or purchase funds.

All registered shareholders are entitled to receive a notice of any general meeting to be convened by the Company. At any general meeting, subject to the restrictions on joint registered owners of common shares, on a show of hands every shareholder who is present in person and entitled to vote has one vote and on a poll, every shareholder has one vote for each common share of which he is the registered owner and may exercise such vote either in person or by proxy.

Shareholder Rights Plan

On July 12, 2006, the board of directors of the Company adopted a shareholder rights plan (the “Rights Plan”). The Rights Plan was approved by the shareholders at the annual general meeting of shareholders held on August 29, 2006.

To implement the Rights Plan, effective July 24, 2006 the Company issued rights that attached to all outstanding common shares. The Rights Plan is designed to protect shareholders from unfair, abusive or coercive take-over strategies including the acquisition or control of the Company by a bidder in transaction or series of transactions that may not treat all shareholders fairly nor afford all shareholders an equal opportunity to share in the premium paid upon an acquisition or control.

The Rights will become exercisable if a person, together with kits affiliates, associates and joint actors, acquires or announces its intention to acquire beneficial ownership of the Company’s common shares which when aggregated with its current holders total 20% or more of the Company’s outstanding common shares (determined in the manner set out in the Rights Plan). The right will permit the holder to purchase common shares of the Company at a 50% discount to their market price (as defined in the Rights Plan Agreement).

A shareholder or other interested party may obtain a copy of the Rights Plan by contacting the Corporate Secretary of the Company at Suite 410, 625 Howe Street, Vancouver, British Columbia, V6C 2T6, or by accessing the Company’s publicly filed documents, including the Rights Plan Agreement on SEDAR at www.sedar.com.

Stock Options

In 2002, the Company adopted the 2002 Incentive Stock Option and Bonus Plan (the “2002 Plan”) to govern all post-amalgamation options. The 2002 Plan is divided into two components: a stock option component under which up to 6,000,000 common shares were reserved for grant to eligible persons at the discretion of the directors from time to time, and a stock bonus component under which up to 367,000 common shares were reserved for grant to eligible persons at the discretion of the directors from time to time.

On July 12, 2006, the board of directors of the Company adopted a new evergreen stock option plan (the “Evergreen Plan”). The Evergreen Plan was approved by the shareholders at the annual general meeting of shareholders held on August 29, 2006.

The Evergreen Plan replaced the 2002 Plan, and the board of directors has approved the discontinuance of the granting of options under the 2002 Plan, though outstanding options that were granted under the 2002 Plan will continue to be governed by the 2002 Plan. The method of establishing the maximum number of shares reserved for grant under option will be equal to 10% of the number of shares outstanding at the time of grant, including all outstanding options granted under the 2002 Plan.

As at July 20, 2007, options were outstanding under both the Evergreen Plan and the 2002 Plan exercisable to purchase up to 5,657,500 common shares, representing approximately 5.15% of the Company’s issued and outstanding share capital, at prices ranging from $0.43 to $1.43 per share expiring between September 13, 2006 and April 18, 2007 and June 12, 2012.

Generally the options vest cumulatively as to one-third on the grant date and one-third upon each of the following two anniversaries of the grant date. Options granted to non-management outside directors are vested 100% at the issue date. Of the total options outstanding, 1,746,667 are not vested as at July 20, 2007.

Warrants

The Company issued common share purchase warrants in connection with previous transactions and financings. As at July 20, 2007, the Company had 100,000 outstanding warrants.

MARKET FOR SECURITIES

Trading Price and Volume

The Company’s common shares are listed and traded in Canada on the TSX under the symbol “PMU”. In addition, the common shares are listed and traded in the United States on the AMEX under the symbol “PMU”. The Company has also received advice that its common shares are listed and have traded on the Berlin Stock Exchange under the symbol “PRM” since June 14, 2002 and in the Regulated Unofficial Market (Freiverkehr) on the Frankfurt Stock Exchange on Xetra, the Deutsche Borse AG electronic trading system, since May 31, 2002.

During the period from May 1, 2006 to July 20, 2007, the Company’s common shares traded on the TSX as follows:

Period	Volume	High (Canadian Dollars)	Low (Canadian Dollars)
May 2006	7,836,654	$1.06	$0.76
June 2006	2,696,687	$0.89	$0.68
July 2006	1,417,671	$0.89	$0.80
August 2006	1,598,013	$0.98	$0.81
September 2006	1,781,629	$0.98	$0.76
October 2006	1,420,752	$0.98	$0.82
November 2006	8,545,053	$1.47	$0.95
December 2006	6,929,445	$1.45	$1.06
January 2007	6,274,296	$1.32	$1.10
February 2007	4,594,397	$1.45	$1.22
March 2007	5,289,733	$1.42	$1.16
April 2007	3,082,666	$1.33	$1.07
May 2007	2,072,269	$1.13	$0.88
June 2007	5,348,034	$1.17	$0.88
July 1, 2007 to July 20,	2,224,880	$1.22	$1.09
2007

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The name, province or state, country of residence, position or office held with the Company and principal occupation during the past five years of each director and executive officer of the Company are described below.

Name and Address(1)	Office or Position Held	Previous Service as a Director	Principal Occupation during past five years(1)
Catherine McLeod- Seltzer British Columbia Canada	Chairman and Director	Since April 11, 2002(2)	Director and officer of Pacific Rim Mining
Corp. since 1997. Director of Miramar
Mining Corporation, Director and Chairman
of Bear Creek Mining Corporation, Director
and Chairman of Stornoway Diamond
Corporation, Director of Kinross Gold
Corporation and Director of Peru Copper
Inc.
Thomas Shrake(4) Nevada U.S.A. Anthony J. Petrina(4)(5)(6) British Columbia Canada	President, Chief Executive Officer and Director Director	Since April 11, 2002(2) Since April 11, 2002(2)	Director and officer of Pacific Rim Mining Corp. since 1997. Retired. Director of Bear Creek Mining Corporation and Miramar Mining Corporation.
William Myckatyn(3)(4)(6) British Columbia Canada	Lead Director	Since April 11, 2002(2)	Retired. CEO of Quadra Mining Ltd. To July 2006, current Chairman and Director of Quadra Mining Ltd., Director of Miramar Mining Corporation and Director of First Point Minerals Ltd.
David K. Fagin(3)(5)(6) Colorado U.S.A.	Director	Since April 11, 2002(2)	Investor. Director of Golden Star Resources Ltd. and Canyon Resources Corp and T. Rowe Price Mutual Funds.
Paul B. Sweeney(3)(5)(6) British Columbia Canada	Director	Since July 2003	Executive Vice President, Business
Development of Plutonic Power
Corporation, Former Vice President and
Chief Financial Officer of Canico Resource
Corp., Director of Pan American Silver
Corp., Director of Polaris Minerals
Corporation, and Director of New Gold Inc.
April Hashimoto Washington U.S.A.	Chief Financial Officer	N/A	Chief Financial Officer of Pacific Rim
Mining Corp. since August 2006, former
Chief Financial Officer, Strategic
Development Division, Placer Dome Inc.
and Chief Financial Officer of Placer Dome
Exploration Inc.
J. Peter Neilans British Columbia Canada	Chief Operating Officer	N/A	Chief Operating Officer of Pacific Rim since June 2006, Former President and Chief Executive Officer of Placer Dome US

Name and Address(1)	Office or Position Held	Previous Service as a Director	Principal Occupation during past five years(1)
William Gehlen Nevada U.S.A.	Vice-President of Exploration	N/A	Vice-President of Exploration of Pacific Rim Mining Corp. since September 2005. Senior geologist of Pacific Rim Mining Corp. since 1997.
Barbara Henderson British Columbia Canada	Vice-President of Investor Relations	N/A	Vice-President of Investor Relations of Pacific Rim Mining Corp. since August 2002. Manager of Investor Relations of Pacific Rim Mining Corp. since 1998.
Ronda L. Fullerton British Columbia Canada	Corporate Secretary	N/A	Corporate Secretary of Pacific Rim Mining
Corp. since April 2006, former Corporate
Paralegal for QLT Inc., former Legal
Assistant and Corporate Secretary for La
Mancha Resources Inc., former Legal
Assistant for Leisure Canada Inc. and X-Tal
Minerals Inc.

(1)	The information as to the jurisdiction of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective individuals individually.
(2)

April 11, 2002 was the effective date of the amalgamation of Dayton and PacRim; Fagin, McLeod and Myckatyn were former directors of Dayton and McLeod, Myckatyn, Petrina and Shrake were former directors of PacRim.

(3)	Denotes member of Compensation Committee.
(4)	Denotes member of Environmental Committee.
(5)	Denotes member of Audit Committee
(6)	Denotes member of Nominating Committee.

Each of the Company’s directors is elected by the Company’s shareholders at an annual general meeting to serve until the next annual general meeting of shareholders or until a successor is elected or appointed. The board of directors appoints the Company’s executive officers annually after each annual general meeting, to serve at the discretion of the board of directors.

Based on information provided by such persons, as at July 20, 2007, the directors and executive officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 2,406,260 common shares of the Company, representing approximately 2.2% of the issued and outstanding common shares of the Company. In addition, the director and executive officers of the Company as a group held stock options for the purchase of an aggregate of 3,760,000 common shares in the capital of the Company, which options are exercisable at between $0.43 and $0.92 Canadian dollars per share and expire between July 23, 2007 and August 28, 2011.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Anthony J. Petrina, one of the Company’s directors, was a director of Rea Gold Corporation from approximately June or July of 1997 to December 1997. Rea Gold Corporation filed for bankruptcy in December 1997. In November 1998, TRIAX Resource Limited Partnership commenced legal proceedings in an Ontario Court against all of the former directors of Rea Gold Corporation seeking damages for alleged negligence, and/or negligent misrepresentation and a breach of fiduciary duty. The action commenced by TRIAX Resource Limited Partnership has since been dismissed.

Mr. Petrina was also a director of Pegasus Gold Corporation (“Pegasus”) until February 1999. Pegasus filed for bankruptcy on January 16, 1998 in Reno, Nevada,

Except as previously disclosed, no other Company directors or executive officers or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)

is, as at the date of this Annual Information Form or has been, within the ten years before the date of this Annual Information Form, a director or executive officer of any company, that while that person was acting in that capacity;

	(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b)

has, within the ten years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder; or

(c)	has been subject to:

(i)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

	(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interests which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, that director will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

To the best of the Company’s knowledge, there are no known existing or potential conflicts of interest among the Company, its promoters, directors, officers or other members of management of the Company as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other public companies, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. Such directors or officers, in accordance with the Business Corporations Act (British Columbia), will disclose all such conflicts and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The following is the text of the Audit Committee’s Charter:

“(Amended and Restated effective July 29, 2004)

The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities, primarily through overseeing management’s conduct of the Company’s accounting and financial reporting process and systems of internal accounting and financial controls; selecting, retaining and monitoring the independence and performance of the Company’s outside auditors, including overseeing the audits of the Company’s financial statements, and approving any non audit services; and providing an avenue of communication among the outside auditors, management and the Board.

14.1	Composition of the Audit Committee:

a) Shall consist of a minimum of three directors at all times, all of whom must be independent as required by applicable law and applicable stock exchange listing rules (the “Listing Rules”). A member of the Committee shall be considered independent if (a) he or she is not an employee of the Company; (b) he or she does not accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or its subsidiaries other than in connection with serving on the Committee, any other Board committee or as a member of the Board; (c) he or she is not an “affiliated person” of the Company or any Company subsidiary as defined by applicable law and Listing Rules; and (d) he or she meets all other requirements for independence imposed by law and the Listing Rules from time to time and any requirements imposed by any Canadian or other governmental body having jurisdiction over the Company

b) All members of the Committee shall have a practical knowledge of finance and accounting and be able to read and understand fundamental financial statements from the time of their respective appointments to the Committee.

c) At least one member of the Committee shall be a “financial expert” as defined by Item 401(h) of Regulation S-K, unless otherwise determined by the Board, and at least one member shall meet the financial sophistication standards under the Listing Rules. The designation or identification of a member of the Committee as an “audit committee financial expert” does not impose on such person any duties, obligations, or liability that are greater than the duties, obligations, and liability imposed on such person as a member of the Committee and Board of Directors in the absence of such designation or identification; and (ii) the designation or identification of a member of the Committee as an “audit committee financial expert” does not affect the duties, obligations, or liability of any other member of the Committee or Board of Directors

d) Each member of the Committee shall be appointed by the Board and shall serve until the earlier to occur of the date on which he or she shall be replaced by the Board, resigns from the Committee, or resigns from the Board.

e) Shall meet no less than four times annually and at least quarterly, on such dates that the Chair of the Audit Committee determine. Notice of meetings shall be given by letter, facsimile or other means of recorded electronic communication or by telephone not less than 24 hours before the time fixed for the meeting. Members may waive notice of any meetings before or after the holding thereof. A majority of the members present at a meeting will constitute a quorum.

f) The Chair of the Audit Committee shall be appointed by the Board following the recommendation of the Chair of the Board, who will prepare and / or approve an agenda in advance of each meeting and shall preside over meetings of the Committee.

14.2	Terms of Reference

The responsibilities and duties of the Audit Committee shall be to:

a) Review and recommend for Board approval the annual and quarterly financial statements of the Company, including Management’s Discussion and Analysis, and determine whether they are complete and consistent with the information known to committee members. Determine that the auditors are satisfied that the financial statements have been prepared in accordance with applicable generally accepted accounting principles.

b) Make regular reports to the Board.

c) Have the sole authority to appoint or replace the independent auditor (subject, if applicable, to shareholder ratification). The independent auditor shall report directly to the Audit Committee.

d) Review the scope of the audit to be conducted by the external auditor of the Company.

e) Be directly responsible for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.

f) Review and pre-approve all auditing services, internal control related services and permitted non-audit services (including the terms thereof) to be performed for the Company by its independent auditor, subject to the de minimus exceptions for non-audit services described in Section 10A(i)(1)(B) of the Securities Exchange Act of 1934, as amended, which are approved by the Audit Committee prior to completion of the audit. The Audit Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant pre-approvals shall be presented to the full Audit Committee at this next scheduled meeting.

g) Pre-approve all engagement letters for all auditing and non-audit services to be provided to the Company or its subsidiaries, before and after completion of work and assess the performance of external and internal auditors.

h) Review and determine the compensation to be paid to the independent auditor for all auditing services, internal control related services and permitted non-audit services. The Company shall provide appropriate funding, as determined by the Audit Committee, for payment of compensation to the independent auditor for the purpose of rendering or issuing an audit report and to advisors employed by the Audit Committee.

i) Review all public disclosure documents containing audited or unaudited financial information before release, including but not limited to prospectus, annual report, annual information form and management’s discussion and analysis.

j) Review, at least semi-annually, all expenses paid by the Company to or in behalf of the CEO and the President and any other financial arrangements or transactions with them and their affiliates.

k) Review all post-audit or management letters containing the recommendations of the external auditor and management’s response/follow-ups of any identified weakness.

l) Have the right, for the purpose of performing their duties, of inspecting all of the books and records of the Company and its affiliates and of discussing such accounts and records and any matters relating to the financial position or condition of the Company with the officers and auditors of the Company and its affiliates.

m) Review any transaction involving the Company and a related party at least once a year or upon any significant change in the transaction or relationship.

n) Review and discuss with the independent auditors and management (including the senior internal audit executive) any significant matters regarding the Company’s internal controls and procedures over financial reporting that have come to the attention of the independent auditor during the conduct of their annual audit, and review whether internal control recommendations made by the auditors have been implemented by management and review any special steps adopted in light of material control deficiencies and the adequacy of disclosures about changes in internal control over financial reporting.

o) Review major risk exposures (whether financial, operating or otherwise) and the guidelines and policies that management has put in place to govern the process of monitoring, controlling and reporting such exposures (including any hedging).

p) Review and discuss reports from the independent auditors on:

(i) all critical accounting policies and practices used in preparation of the Company’s financial statements;

(ii) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the independent auditors; and

(iii) other material written communications between the independent auditor and management, such as management letters or schedules of adjusted differences.

q) Discuss with management and the independent auditors the Company’s use of non-GAAP information in any report, earnings release or other publicly disseminated document and any off-balance sheet structures and the effect of regulatory and accounting initiatives on the Company.

r) Review annually management’s report on internal controls and any auditor’s attestation regarding management’s assessment of internal controls, required by law or Listing Rules and review whether internal control recommendations made by the auditors have been implemented by management.

s) Establish procedures for: (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable business conduct, accounting or auditing matters.

t) Have such other duties, powers and authorities, consistent with the provisions of applicable laws and Listing Rules, or as the Board may by resolution delegate to the Audit Committee from time to time.

u) At the Company’s expense, retain independent counsel, accountants or other experts for such purposes as the Committee, in its sole discretion, determines to be appropriate to carry out its responsibilities, and set the compensation to be paid to such experts.

v) Review on an annual basis and if necessary update this Charter and have changes approved by the Board.

14.3	Regulations

The following regulations shall apply to the proceedings of the Audit Committee.

a) The business of the Audit Committee shall be transacted either at meetings thereof or by conference telephone or other communications facilities that permit all persons participating in the meeting to hear each other, or by resolution in writing. All questions at a meeting shall be decided in accordance with the vote of a majority of those present and the Chair of the meeting shall not have a second or casting vote.

b) A resolution in writing signed by all members of the Audit Committee entitled to vote on that resolution at a meeting of the Audit Committee shall be as valid as if it had been passed at a duly called and constituted meeting. Such resolutions in writing may be in one or more counterparts, all of which, when taken together, shall be deemed to constitute one resolution.

c) The auditor of the Company shall, at the expense of the Company, be entitled to attend and be heard at or may be invited to any meeting of the Audit Committee, except for portions of meetings in which their work, fees and performance may be discussed.

d) The Audit Committee Chair shall regularly report on the activities of the Audit Committee, to the Board of Directors.

e) The external auditor and senior management shall have the opportunity or may be invited to meet separately with the Audit Committee.

f) The minutes of the proceedings of the Audit Committee and any resolutions in writing shall be kept in a book provided for that purpose which shall always be open for inspection by any director of the Company.

g) Subject to the foregoing, the calling, holding and procedure at meetings of the Audit Committee shall be determined by the Audit Committee Chair.

14.4	Limitation of Audit Committee’s Role

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine if the Company’s financial statements or disclosures are complete and accurate and are in accordance with GAAP and applicable rules and regulations. These are responsibilities of management and the independent auditors.”

Composition of the Audit Committee

The members of the Audit Committee are David Fagin, Paul Sweeney and Anthony Petrina. All of the members are financially literate and independent for the purposes of Multilateral Instrument 52-110 (“MI 52-110”).

Messrs. Fagin and Sweeney are financial experts, in that they have an understanding of generally accepted accounting principles and financial statements; are able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; have experience preparing, auditing, analyzing or evaluating financial statements that entail accounting issues of equal complexity to the Company’s financial statements (or actively supervising another person who did so); have an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

Mr. Fagin does not have an accounting designation; instead his expertise is derived from his high level involvement in the financial matters of public corporations almost continuously for at least 35 years. Mr. Fagin was involved in the valuation of oil and gas companies for ten years both as a consultant and a bank appraisal engineer (1958-68); President of a subsidiary of Rosario Resources Corporation, a NYSE company (1968-75) and then Executive Vice-President (1975-77) then President (1977-82) during which period he was intimately involved in financial and accounting matters. In 1982, he founded Fagin Exploration Company and worked closely with an accountant and auditors to maintain the records. From 1986 to 1991, Mr. Fagin was the President and Chief Operating Officer for Homestake Mining Corporation (NYSE), responsible for producing operations in six countries and was involved in decisions for corporate financial reporting. Between 1992 and 1996, Mr. Fagin was Executive Chairman of Golden Star Resources (ASE and TSE) and

managed all administrative matters including annual reports, audits and registration in Canada and the U.S. Since 1987, Mr. Fagin has served on Boards and Audit Committees of several public companies including T. Rowe Price Mutual Funds, Golden Star, Canyon Resource Corporation, Dayton Mining Corp. and the Company, where he was either Chairman or a member of each audit committee.

Mr. Sweeney is a Certified General Accountant with the Association of Certified General Accountants of British Columbia since 1988. Mr. Sweeney has a solid background in accounting and financial management starting his accounting career in 1972. From 1987 to 1993 he worked with Placer Dome Inc. as Chief Financial Officer (1987-1989) of an Australian subsidiary operating five mines in Australia and Papua New Guinea. Mr. Sweeney was responsible for all accounting, financial and marketing requirements; then Assistant Treasurer (1989-1991) at Vancouver head office where he was responsible for the review of financial needs for all members of the Placer Dome group worldwide risk management and debt administration; and director, development planning (1991-1993) where he was responsible for the development of plans relating to the existing assets and cash flow by the group worldwide. Since 1994, Mr. Sweeney has served as the Chief Financial Officer of several public companies including Princeton Mining Corporation, Sutton Resources Ltd., Manhattan Minerals Corp. and Canico Resource Corp. where he was responsible for all finance, accounting and taxation matters.

The third member of the Company’s audit committee, Anthony Petrina, is financially literate in that he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. Mr. Petrina worked for Placer Dome for 32 years, serving as President, Chief Executive Officer and Vice-Chairman, until his retirement in 1992. Mr. Petrina has been a director of several other mining companies since his retirement to date.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), Section 3.2 of MI 52-110 (Initial Public Offerings), Section 3.3(2) of MI 52-110 (Controlled Companies), Section 3.4 of MI 52-110 (Events Outside Control of Member), Section 3.5 of MI 52-110 (Death, Disability or Resignation of Audit Committee Member) or Section 3.6 of MI 52-110 (Temporary Exempion for Limited and Exceptional Circumstances) or Section 3.8 of MI 52-110 (Acquisition of Financial Literacy), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110 (Exemptions).

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the board of directors.

Pre-Approval Policies and Procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by PricewaterhouseCoopers LLP. Any services provided by PricewaterhouseCoopers LLP that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The Audit Committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement.

External Auditor Service Fees (By Category)

During the year ended April 30, 2007, Staley Okada & Partners entered into a transaction with PricewaterhouseCoopers LLP under which certain assets of Staley, Okada & Partners were sold to PricewaterhouseCoopers LLP and a number of professional staff and partners of Staley, Okada, & Partners joined PricewaterhouseCoopers LLP either as employees or partners of PricewaterhouseCoopers LLP and will carry on practicing as members of PricewaterhouseCoopers LLP. The directors subsequently appointed PricewaterhouseCoopers LLP as the Company’s auditors for the year ending April 30, 2007.

Staley, Okada & Partners, Chartered Accountants acted as the Company’s independent auditor for the fiscal year ended April 30, 2006 and PricewaterhouseCoopers acted at the Company’s independent auditor for the fiscal year ended April 30, 2007. The chart below sets forth the total amount billed to the Company by Staley, Okada & Partners and PricewaterhouseCoopers for services performed in the last two fiscal years and breaks down these amounts by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars:

External Auditor Service Fees (By Category), (in Canadian Dollars)

Financial Year Ended	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
April 30, 2007	Cdn.$96,222	Cdn.$39,442	Cdn$7,200	$Nil
April 30, 2006	Cdn.$78,602	Cdn.$37,932	Cdn.$22,595	$Nil

(1)	The aggregate audit fees billed.
(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements, which are not included under the heading “Audit Fees”.

(3)	The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.
(4)	The aggregate fees billed for products and services other than as set out under the heading “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

“Audit Fees” are the aggregate fees billed by each Staley, Okada & Partners and PricewaterhouseCoopers for the audit of the Company’s consolidated annual financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

“Audit-Related Fees” are the fees billed by each Staley, Okada & Partners and PricewaterhouseCoopers for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees.” This category comprises fees billed for independent accountant review of the interim financial statements and Management Discussion and Analysis, as well as advisory services associated with the Company’s financial reporting.

“Tax Fees” are the fees billed for professional services rendered by each Staley, Okada & Partners and PricewaterhouseCoopers for tax compliance, tax advice on actual or contemplated transactions.

LEGAL PROCEEDINGS

The Company is not a party to any legal proceedings and is not aware of any such proceedings known to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The directors, executive officers and principal shareholders of the Company or any associate or affiliate of the foregoing have had no material interest, direct or indirect, in any transactions in which the Company has participated within the three most recently completed financial years prior to the date of this Annual Information Form or in the current financial year, and do not have any material interest in any proposed transaction, which has materially affected or will materially affect the Company, except as set out elsewhere in this Annual Information Form or as follows:

TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for the common shares of the Company in British Columbia and Ontario is Computershare Trust Company of Canada, Vancouver, British Columbia.

MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business, as described in this Annual Information Form, the Company is not a party to any material contracts entered into since January 1, 2002.

INTERESTS OF EXPERTS

Names of Experts

Information of an economic (including economic analysis), scientific or technical nature in respect of the Company’s El Dorado Property is contained in this Annual Information Form based upon the Technical Report entitled “Technical Report on the El Dorado Project Gold and Silver Resources” dated July 31, 2006 and co-authored by Mr. Steve Ristorcelli, P.Geo., of Mine Development Associates and Mr. Peter Ronning, P.Eng., each of whom are independent Qualified Persons as defined in NI 43-101.

William Gehlen, a Qualified Person as defined in NI 43-101, is responsible for directing the Company’s exploration programs on the El Dorado project in El Salvador.

David Ernst, a Qualified Person as defined in NI 43-101, is responsible for work completed to date on the Company’s exploration programs on the Santa Rita project in El Salvador.

The audited financial statements of the Company are filed in reliance upon the report of PricewaterhouseCoopers LLP and upon the authority of such firm as experts in accounting and auditing.

Interests of Experts

Based on information provided by the experts, other than as described below, none of the experts named under “Names of Experts”, when or after they prepared the statement, report or valuation, has received any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company’s associates or affiliates (based on information provided to the Company by the experts) or is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

William Gehlen is the Vice-President of Exploration of the Company and David Ernst is an employee of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Company’s information circular for its most recent annual general meeting of securityholders that involved the election of directors.

Additional financial information is provided in the Company’s consolidated financial statements and management’s discussion and analysis for its most recently completed financial year.